UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549



                               FORM 10-SB/A-8



                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                             LINK PLUS CORPORATION
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)

                                   Delaware
                        -------------------------------
                        (State or other jurisdiction of
                        incorporation or organization)

                                  52-1018174
                     ------------------------------------
                     (I.R.S. Employer Identification No.)


                           3470 Ellicott Center Drive
                            Ellicott City, MD 21043
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (410) 203-9770
                           ---------------------------
                           (Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act.


                          Common Stock, $.005 par value
                          -----------------------------
                              (Title of each class)


Note: The Company has elected to follow Disclosure Alternative 3 in preparation of this Registration Statement

                                     PART I
                                     ------

ITEM 1: DESCRIPTION OF BUSINESS

General
-------

Link Plus Corporation ("we" or the "Company") is a Delaware corporation engaged in research and development ("R&D"), manufacturing, and marketing of proprietary communications products based on linked compressor and expander (Lincompex) technology. The acronym Lincompex is a term created by the International Telecommunications Union (ITU to describe the technology.

Lincompex works as follows: when a person speaks into a communications device, i.e., telephone, walkie-talkie, or a two-way radio such as used by ships, taxis, police cars and the military, each syllable spoken has a different power level. For example, if the transmitter has a maximum power level of 100 watts, one syllable may be transmitted at 5 watts, another at 20 watts and another at 75 watts depending on the manner that a person speaks, and the strength of their voice. The compressor eliminates the normal variable wattage and essentially amplifies each syllable so that it is transmitted at close to the 100 watt maximum. At the receiving end of the telephone or radio, the expander brings each syllable back to its original power level, and in so doing significantly reduces any noise and interference picked up during the transmission. The expander is linked to the compressor by a control signal that tells the expander the original power level of each syllable, and the expander returns the syllable to that power level.

Over the years, the Company has used the latest digital technology to improve and miniaturize the Lincompex technology. This resulted in patents and the trademark LinkPlus[R] that encompasses these improvements. LinkPlus[R] technology represents an innovative redesign of complex and very expensive telephone signal enhancing systems developed for the British Post Office in the early 1960's by AT&T and ITT. To our knowledge, we are the only company remaining in the field of Lincompex technology. Over the years our continuous miniaturization, improvements, and patents have reduced the threat of significant competition. We have extensive patent protection designed to prevent others from "designing around" any one patent, thus giving us domination of an important market niche.

Until recently Lincompex systems were not competitive with existing compression technology such as compandors that generally increases the power of each voice syllable by a fixed ratio, usually 2 to 1, whereas Lincompex increases the power of nearly all the syllables to the maximum of the transmitter. The cost and size of the Lincompex equipment made Lincompex non-competitive. However, our Company now makes Lincompex technology available as software that can be licensed or, if a customer does not have the necessary components, as a ChipSet with the software included. For customers requiring easier installation, the ChipSet and software is incorporated with additional circuitry on a printed circuit board the size of a business card and offered as the Lincompex Card. If encryption is required by the customer, further circuitry is added to the Lincompex Card with encryption software and offered as the CypherPex Card.

Our growing product line, based on Lincompex, includes radios; cordless, cellular, and landline telephones; high speed data equipment for the Internet; and digital audio and digital video.

We hold a variety of patents covering the Lincompex technology and related designs and devices. See below under Intellectual Property Protection. Lincompex technology is classified as "General Destination" or "G-DEST" by the Department of Commerce, which means that products incorporating the technology do not require any special license to export to most countries. The G-DEST classification requires a license for exporting to Cuba, Libya, Iraq, Iran, North Korea, and Cambodia. Lincompex technology is not currently regulated (other than by FCC requirements applicable to design of telecommunications equipment ) and is not subject to environmental laws.

Johns Hopkins University signed a Strategic Relationship and Licensing agreement ("SRLA") with us as of September 21, 2001. The SRLA establishes Johns Hopkins University/Applied Physics Laboratory (JHU/APL) as our primary R&D partner. Under the SRLA we are entitled to exclusive commercial rights to all existing and future technology developed by JHU/APL in the Lincompex area. Also, the SRLA allows the Company access to all JHU/APL patents in related areas.

Effective January 1, 1999, a Patent License and Release Agreement was executed between the United States of America and Link Plus Corporation and TRW, Inc. The Agreement was the result of a patent infringement suit brought by the Company in the U.S. Court of Federal Claims alleging infringement of U.S. Patent Numbers:
4,839,906; 5,065,451; 4,271,499; and 4,944,024 by the United States Government.
TRW, Inc. is co-owner of Patent Number 4,839,906. The United States, as represented by the Secretary of the Army and the Secretary of the Air Force, is the Licensee in this Agreement. Under this Agreement, the Company will receive royalties for the life of the above patents, i.e., until June 9, 2009. Currently, the Company receives royalties for the AN/ARC-220, VRC-100, GS-220, RT-2200 radios. The AN/ARC-220 radios are used in all U.S. Army and U.S. Air Force helicopters.

On June 14, 2000, the Company signed a Purchase Contract with Japan Radio Company, Ltd. (JRC) to supply 2000 memory chips with the Company's software.

The Company headquarters is at 3470 Ellicott Center Drive, Ellicott City, MD 21043, and our telephone number is (410) 203-9770. Our website address is www.linkplus.com.

In 1988 we had began to restructure the Company from being primarily a U. S. government contractor to a high technology R&D and manufacturing enterprise based on the Lincompex technology. We used cash from Company operations, outside investment, and a strategic partnership with TRW, Inc. to develop new products. This R&D resulted in the 2001 development of the LinkPlus[R] ChipSet. The R&D effort was accompanied by a decrease in revenue as U.S. government contracts decreased and few products were completed for sale to generate additional revenue.



Our present financial condition reflects our past concentration on R&D and lack of product sales. We had an accumulated deficit of $12,402,400 as of September 30, 2002 with negative shareholders equity of $2,118,609. As of that date the Company had accounts payable of $1,049,733 and total current liabilities of $2,277,789, of which $357,138 represented demand notes held by investors. As of that date the Company had estimated loss carry-forwards for tax purposes of $12,402,400. To fund our deficits we have basically been dependent on a flow of cash investments, including cash from existing shareholders, officers and directors. During the fiscal year ended March 31, 2001 we issued Common Stock and demand notes for $116,750 in cash. During the fiscal year ended March 31, 2002 we issued Common Stock and demand notes for $75,475 in cash. During the six months ended September 30, 2002 we issued Common Stock and notes for $237,633 in cash. The foregoing conditions among others may indicate that we will be unable to continue as a going concern for a reasonable period of time. Our existence is dependent upon management's ability to develop profitable operations and resolve our liquidity problems. See Risk Factors. Thus far our operations have been largely funded from grants and private sales of our securities. We expect to obtain revenues from marketing the applications we have developed and engaging in sublicense and production arrangements. We will also invest in further R&D, product development and marketing efforts to achieve profitability.



The Company is registering as a public company in order to increase its ability to raise capital for research and development, manufacturing, marketing and sales. It is not our current intention to make a registered offering. We believe that as a reporting company with publicly traded securities the Company will have better visibility to investors and access to the capital markets and will have the ability to offer employees a greater variety of benefits for being part of the team.

In order to improve the Company's liquidity, the Company is actively pursing additional financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional financing.

The table below shows the revenue and net income and research and development expenditures for the two years ended March 31, 2002 and 2001 and the six months ended September 30, 2002 and 2001:


                                          MARCH 31                  SEPTEMBER 30
                                     2002         2001           2002           2001
                                 -----------   -----------    -----------   ------------

REVENUE:

Product Sales                    $     5,226              -             -          2,700
Royalty Sales                         33,165         27,918        17,474         14,751
                                 -----------    -----------   -----------   ------------

    Total Revenue                $    38,391    $    27,918   $    17,474   $     17,451

OPERATING EXPENSES

Selling, general and
  administrative                 $ 1,212,274    $ 1,127,855   $   827,015   $    348,370
Research and development             356,004              -             -              -
Impairment loss                            -        101,911             -              -
Depreciation                               -              -            76              -
                                 -----------    -----------   -----------   ------------
   Total Operating Expense        (1,568,278)    (1,229,766)     (827,091)      (348,370)



INCOME (LOSS) FROM OPERATIONS     (1,529,887)    (1,201,848)     (809,617)      (330,919)
Interest (expense), net             (128,230)       (49,625)      (31,958)            85

Net loss before income taxes      (1,658,117)    (1,251,473)     (841,575)      (330,834)
Income (taxes) benefit                     -              -             -              -
                                 -----------    -----------   -----------   ------------
   NET LOSS                      $(1,658,117)   $(1,251,473)  $  (841,575)  $   (330,834)


Tests and Standards For Lincompex Technology
--------------------------------------------

The first application of LinkPlus[R] technology was in enhancing long- range wireless high frequency radiotelephone signals. In 1988 and 1990, Lincompex technology was included in the U.S. Government military standard, and the federal standard, respectively, for such signals. Since then, we have been engaged in tests sponsored by the U.S. Department of Defense, Federal Aviation Administration, and the Federal Emergency Management Agency to demonstrate the efficacy of this technology in improving long-range radio, land-mobile, and satellite communications.

We are part of the U.S. Delegation to the International Telecommunications Union
(ITU), Study Group 9, that on March 11, 1994 issued Recommendation ITU-R F.1111-1 entitled "Improved Lincompex System For HF Radiotelephone System". The Recommendation incorporates four of the Company's patents as the world standard. The Company is also a member of ITU Study Group 8 Mobile, which includes cellular telephones. We believe that Study Group 8 will ultimately accomplish the inclusion of LinkPlus[R] technology in the ITU Standard for cellular telephone and other mobile communications. On September 15, 1988, the U.S. Government included our Lincompex technology in Military Standard 188-141A, "Interoperability and Performance Standard for Medium and High Frequency Radio Equipment", and, on January 24, 1990 in U.S. Federal Standard 1045, "Telecommunications HF Radio Automatic Link Establishment".

Tests were conducted on December 20, 1991, by the U.S. Defense Information Systems Agency showing a 22 decibel (dB) or nearly 200 times average improvement in long-range radio signals. On September 10, 1994, we won a contract with the U.S. Advanced Research Projects Agency (ARPA) of the U.S. Department of Defense to do R&D on improving frequency modulation (FM) and frequency division multiplexing (FDM) signals. As a result of this contract we were able to show an average improvement in FM of 2 to 8 times using LinkPlus[R] technology. This result pointed toward the application of LinkPlus[R] technology to land-mobile, and satellite communications.

MATERIAL CONTRACTS
------------------

Johns Hopkins University SRLA
-----------------------------

On September 21, 2001, we signed a Strategic Relationship and Licensing SRLA ("SRLA") with The Johns Hopkins University. The SRLA establishes Johns Hopkins University Applied Physics Laboratory (JHU/APL) as the Company's primary research, development, and engineering partner.

The SRLA terminates in each country on the date of expiration in that country of the last patent covered by the SRLA, with an outside date of September 21, 2021. In the case of breach or default by either party, and the breach or fault is not corrected, the party not in default has the right to terminate the SRLA. The Company may terminate this SRLA and the license granted therein, for any reason, upon giving JHU/APL sixty (60) days written notice.

TECHNOLOGY LICENSE. The SRLA gives the Company an exclusive world- wide license to all copyrighted information, proprietary technical information, know-how, show-how or trade secrets, schematics, software, analyses, manufacturing processes, quality assurance plans and procedures and any other required technical information or documentation owned or developed by JHU/APL and associated with the application of Lincompex speech compression or decompression to improve the quality of voice, data and video signals over both wired and wireless networks. The license also covers all existing technology and any improvements or developments thereon and all products ("Licensed Products") and processes ("Licensed Processes") manufactured or produced using any patent applications based on this technology as developed by JHU/APL. The license is subject to rights retained by the U.S. Government under P.L. 96-517 as amended by P.L.

98-620 and to the provisions of any government contracts under which this technology was developed. As well, Johns Hopkins retains the right to use this technology for non-profit research and development purposes, including the right to provide it to federal, state and local governments.

The technology license includes a right of sublicense on terms that are no broader in scope than the original license.

The license requires that we manufacture all Licensed Products substantially in the United States and that we subject any exports of such Licensed Products to approval of the appropriate U.S. Government agency and to prior review by JHU/APL.

We are also required to obtain product and other liability insurance in each country where Licensed Products or Licensed Processes are sold.

Under the SRLA, we paid JHU/APL a License Execution Fee of 2% of the Common Stock of the Company, plus an initial payment of $2,000. Annual payments of $2,000 are also due. We are to set aside 4% of the Company's Common Stock as partial consideration for future license fees.

The SRLA calls for a basic royalty of between 2.5% and 7.5% of net sales (gross sales less applicable taxes and shipping charges ) on sales of Licensed Products and Licensed Processes plus 50% of any sublicense revenues. The actual amount of the basic royalty will be determined by amendment to the SRLA. As of September 30, 2002, the Company had received no sublicense revenues.

JHU/APL has been developing with us a speech processing model using technology provided by MATLAB, Inc. (the "MATLAB Model"). The

MATLAB Model simulates Lincompex speech compression/decompression code. The MATLAB Model is close to completion which is expected in the first quarter of 2003. The MATLAB Model will be used to demonstrate to potential customers in the telecom industry the application of our Lincompex technology to speech processing. See below under Business Development for further discussion.

JHU/APL is developing a military handset incorporating LinkPlus[R] technology. The handset will connect to most military man-pack radios, and will include encryption. See below under LinkPlus[R] Products for further discussion.

JHU/APL has begun to conduct R&D to apply LinkPlus[R] technology to power line telecommunications ("PLT"). While we are not yet at the stage of presenting any products that can do this, we believe that our proposed application of Lincompex technology to PLT has the potential to revolutionize the process. The ability efficiently and accurately to communicate a wide variety of broadband information via the power distribution system would make every power outlet in the country a potential communications terminal.

R&D AGREEMENTS. Under the SRLA, JHU/APL is to consider providing R&D agreements to us up to $75,000 per year via the Office of Technology Transfer for Prototype Development. Also, JHU/APL and the Company are to work together on additional grants from the State of Maryland, NASA, DOD, etc.

BASIC ORDERING AND SUBCONTRACTING AGREEMENT. As contemplated by the SRLA, JHU/APL is currently negotiating with us a Basic Ordering and Subcontracting Agreement ("BOSA") for R&D, facility usage and engineering services. The BOSA will have a term of 5 years. Under the terms of the BOSA, JHU/APL will provide up to $1,000,000 per year in task order subcontracts to the Company, and we may provide sub-sub task orders to JHU/APL to continue to do R&D such as they are currently performing.

JHU/APL in its role as an evaluator of this technology for the U.S. Government may refuse to undertake a particular task where this would create a real or apparent conflict of interest.

PATENT RIGHTS AND APPLICATIONS. JHU/APL will file and prosecute at its expense all United States patent applications covering the licensed technology. We may specify as to foreign applications required in which case we must pay for them and will receive a credit of up to 50% of royalties due from sales in the specified country. The SRLA provides that JHU/APL will have exclusive title to all patent applications except where the patents were jointly invented with the

Company. The SRLA license to us automatically covers these applications. JHU/APL will have exclusive control over all patents and patent applications.

In addition we have the right to examine and evaluate all the JHU/APL patents on noise reduction pertaining to radio frequency (i.e., wireless) communications, and to negotiate on obtaining patent licenses as desired, upon terms to be separately negotiated.

U.S. Government - Patent License and Release Agreement
------------------------------------------------------

Effective January 1, 1999, a Patent License and Release Agreement was executed between the United States of America and Link Plus Corporation and TRW, Inc.

The Agreement was the result of a patent infringement suit brought by the Company in the U.S. Court of Federal Claims alleging infringement of U.S. Patent
Numbers: 4,839,906; 5,065,451; 4,271,499; and 4,944,024 by the United States
Government.

LICENSOR. The Company is the licensor in this agreement. With respect to U.S. Patent 4,839,906, TRW is a co-licensor.

LICENSEE. The United States, as represented by the Secretary of the Army and the Secretary of the Air Force, is the Licensee in this Agreement.

LICENSE GRANT. The Company, along with TRW, granted the Government an irrevocable, non-exclusive license to practice by or cause to be practiced for the Government through out the world, to manufacture and use or sell any article or material, to use or sell any method or process, or to have others manufacture, use or sell on behalf of the Government, including Foreign Military Sales, or to dispose of any article or material in accordance with the law, any invention covered by the Licensed Patents for the term of the patents.

ROYALTIES. The licensee shall pay the Licensor a royalty of forty-nine dollars and fifty cents ($49.50), for each radio, or any other product that utilizes the invention covered by the agreement.

LICENSED TERM. The term of the license commenced on the Effective date and will terminate on the expiration date of the last patent (June 9, 2009).

LICENSE TO OTHER GOVERNMENT AGENCIES. The Licensee has the option to extend this license to any other product, or to any other agency or component of the Government, by providing notice to the Licensor Link Plus, and by paying the royalty.

TERMINATION. Notwithstanding any other provision of this license, the Government has the right to terminate the license, in whole or in part, by giving the Licensor not less than thirty (30) days notice in writing of the date such termination is to be effective; provided however, that such termination shall not affect the obligation of the Government to pay royalties which have accrued prior to the effective date of such termination.

SUCCESSORS AND ASSIGNS. This Agreement is binding upon the Licensor, including TRW, its successors and assignees, but nothing in this Article authorizes an assignment of any claim against the Government otherwise than provided by law.

Japan Radio Company - Purchase Contract
---------------------------------------

On June 14, 2000, the Company executed a Purchase Contract with Japan Radio Company (JRC).

COMMODITY. Model No. - LPC 4000C, Including Lincompex software pursuant to the following International Telecommunications Union Recommendation, ITU-R F 1111.1.

DELIVERY. The delivery is over a thirteen year period, first delivery first quarter 2003.

LICENSING OF SOFTWARE. If the Company is unable to deliver the product pursuant to the schedule, the company will license the software source code and patents to JRC.

TERMS OF PAYMENT. JRC made a pre-payment of $200,000 received by the Company in June 2000.

Business Development under the SRLA; the MATLAB Model
-----------------------------------------------------

Pursuant to the SRLA, JHU/APL is now developing the MATLAB Model, a computer model of LinkPlus[R] technology using a system developed by MATLAB, Inc. The MATLAB Model is expected to be finished by end of the first quarter, 2003. The MATLAB Model is an important research and demonstration tool to show to existing and potential users how the LinkPlus[R] technology can improve a wide variety of communication signals. These signals include, but are not limited to, digital cellular telephone; digital land-mobile radio; digital subscriber line ("DSL"); voice-over-internet protocol ("VOIP") and broadcast.

A number of our ongoing projects should benefit from use of the MATLAB Model:

DIGITAL CELLULAR TELEPHONE. We have had ongoing discussions beginning in August, 1999 with Texas Instruments, Inc. (T.I.) concerning the application of LinkPlus[R] technology to improve digital waveforms, such as those used in digital cellular telephone. T.I. provides about 50% of all the digital signal processors (DSPs) to the cellular telephone manufacturers such as Nokia and Ericsson. Our discussions included a possible licensing agreement wherein T.I. would include the LinkPlus[R] algorithm in DSPs sold to their customers. Successful conclusion of these discussions awaits the completion of the MATLAB Model early next year. T.I. provides 3,000,000 DSPs per week or 150,000,000 DSPs per year to the digital cellular telephone market.

DIGITAL LAND-MOBILE RADIO. We have had ongoing discussions beginning in March 2001 with Motorola, Inc. concerning the application of LinkPlus[R] technology to digital land-mobile radio. Motorola currently is the dominant player worldwide in the land-mobile radio market with nearly 60% of the market. Motorola is awaiting a demonstration using the MATLAB Model to evaluate the LinkPlus[R] technology as applied to digital land-mobile communications. If this application is successful, we believe that we may obtain a licensing agreement for this technology that would bring new revenues into our Company.

VERY HIGH SPEED DIGITAL SUBSCRIBER LINE ("VDSL"). We plan to use the MATLAB Model to apply LinkPlus[R] technology to improve discrete multi- tone ("DMT") modulation used in very high speed digital subscriber ("VDSL") communications. VDSL, as part of a full-service net, is intended to support all applications simultaneously, voice, data, and video. Ultimately, VDSL would support high-definition television ("HDTV"). The purpose is to increase the distance from the telephone central station over which an effective VDSL signal can be delivered to the customer. VDSL will allow high-speed data to move over the Internet using only the copper twisted pair connection, which is universal, worldwide. The market for VDSL technology is growing rapidly. As more households choose high-speed Internet access, VDSL technology is expected to acquire a larger share of a rapidly expanding market now dominated by cable modems. At the end of 1999, about 300,000 households in the U.S. had high-speed connections. By the end of 2004, it is estimated by the telecommunications industry that about 7 million households will be using VDSL, which is provided over telephone lines.

CABLE TELEVISION. We are planning on applying the MATLAB Computer Model to orthogonal frequency division multiplexing ("OFDM"). OFDM is used for wireless applications such as European digital audio and digital video broadcast standards ( "DAP and DVB-T" ). In November 2001 a major U.S. cable organization embraced the JAVA TV API-based Multimedia Home Platform ("MAP"), developed by Europe's Digital Video Broadcast ("DVB") initiative, as the middleware platform for advanced open cable digital set-top boxes. The announcement was made by Consortium Cable Television Laboratories, Inc. We believe that the 8 adoption MAP could lead to considerable sales and/or licensing for LinkPlus[R] technology.

VOICE OVER-INTERNET PROTOCOL ("VOIP"). VOIP is currently being sold commercially. However, the quality of the voice is a problem. We believe that LinkPlus[R] technology can provide a solution to this problem. The potential market is substantial, considering that long distance charges may become obsolete as a result of VOIP. It is too early to predict the extent to which, or the speed at which, the VOIP market will develop.

BROADCAST COMMUNICATIONS. In 1999, the Company was issued its 11th patent, U.S. Patent No. 5,907,584, which for the first time applied LinkPIusr technology to broadcast communications. MATLAB Model analysis and simulations using LinkPIusr technology will be conducted which will further enhance broadcast signals. The potential broadcast market includes regular radios, car radios, short-wave radios, etc.

In 1996, we were asked by the Peoples Republic of China to develop and build a short-wave broadcast receiver based on LinkPlus[R] technology for use by the general population in China. Though China has 300 million people in urban areas with access to television and regular broadcast radio, that leaves over one billion people in rural or remote areas with only short-wave radio to receive important government information. A short-wave receivers based on LinkPlus[R] technology could be made and sold to the average person in China for a price of about $50 each. The short-wave receiver will be developed in the U.S., however, in order to meet this $50 retail price the manufacturing will be done in China due to cost considerations. The potential market is 300,000,000 households or $15 billion in revenue. Development of the short-wave receiver will begin in 2003.

LinkPlus[R] Products
--------------------

We have a variety of commercial products, completed and under development, using the LinkPlus[R] technology, as described below:

LINKPLUS[R] SOFTWARE. This software has been developed over a period of 20 years at an estimated cost of $500,000. In 2002, for the first time, the Company decided to market the Lincompex software by itself as a product. To this end, the Company has completed all the necessary documentation to file for a statutory copyright with the Library of Congress in January 2003. The Company has had a common law copyright on various versions of the software for 20 years, but licensing requires a statutory copyright. The copyright cost is about $350. Once the copyright is in effect then the product will ready for full commercialization. A copyright expires in 95 years. The price range for which the software will be sold will depend on the application and the quantity. For example, for cellular telephone application having very high quantities (3,000,000 per week) the licensing fee may be 10 cents per unit. Where as, for a radio application having quantities of 3,000 a year the licensing fee may be $5 per unit. This software is the main component in all the Company's Lincompex product packages such as the ChipSet, Lincompex Card, CypherPex Card, LinkMate, and Handset.

LINKPLUS[R] CHIPSET. The ChipSet is comprised of "off the shelf" parts, therefore, no special development costs were incurred by the Company. The LinkPlus[R] ChipSet is a completed product with three components: a digital signal processor ("DSP"); a coder/ decoder ("CODEC"); and an erasable programmable read only memory ("EPROM"). The DSP and the CODEC are made by Texas Instruments ("T.I"), and the EPROM is made by Advanced Micro Devices ("AMD"). The EPROM has the capacity to store and run 16 different programs, therefore, a single ChipSet can be used for all applications whether telephone (wireless or wired); radio (HF, VHF, UHF); satellite, etc. T.I., and AMD have quoted us a combined price of $5.00 to $7.45 per ChipSet depending on the quantity. Full commercialization will be possible once technical documentation and advertising literature is completed. The projected cost for this is about $3,000. The ChipSet is currently priced at $100 each.

On June 10, 2000 the Company and Japan Radio Company ("JRC") signed a 13 year supply contract for the ChipSet. Pursuant to the contract, JRC placed a $ 200,000 order for the first 2000 Chipsets priced at $100 each, and paid in advance. These ChipSets will be installed in radios for the Japanese Defense Forces. Testing by JRC of the ChipSet was completed in August 2002. As of September 30, 2002 the Chipsets had not been delivered, however, deliveries of the ChipSet are planned to begin in the first quarter 2003. Revenue recognition on this sale has been deferred. See Financial Statements.

LINCOMPEX CARD. We have designed a Lincompex Card now under development which includes the ChipSet and circuitry on a board the size of a business card that can easily plug into a customer's product. The market for the Lincompex Card is radio manufacturers who would like to add the Company's technology to there radios but do not want to extensively redesign their circuits. The Lincompex Card is a plug-in device that will require minimum redesign. Thus far, the development cost expended to date is about $30,000. The development of the Lincompex Card is 90% complete. The projected cost for full commercialization is about $10,000. The Lincompex Card will be priced at about $250 each.

CYPHERPEX[R] CARD. The CypherPex[R] Card now under development includes the Lincompex Card plus additional components and circuitry for encryption. The CypherPex[R] Card is currently being developed by Japan Radio Company and Japan Kyastem, an encryption company.

Specifications are presently being determined. The market for these products includes: commercial/industrial radios, military radios, land-mobile radios, amateur radios, etc., worldwide, which number in the millions. The development of the CypherPex Card is nearly complete (first quarter 2003). Only minor replacement of parts are now being undertaken Japan Radio Company at no cost to the Company. Full commercialization will be possible once technical documentation and advertising literature is completed at an estimated cost of $3,000. This is scheduled for third quarter 2003. The CypherPex Card will be priced at about $500.


LINKMATE[R]. The LinkMate[R] was developed at an estimated cost of $1,200,000. The LinkMate[R] is a stand-alone product designed to be attached externally to existing radios by a simple cable. The LinkMate[R] provides the same Lincompex technology as the ChipSet but in a form that can easily attach to a radio in less than a minute.The LinkMate[R] has a well defined market due to the requirement in nearly all countries that the operators of high frequency radios be licensed. The relatively low price, small size, and ease of installation makes the LinkMate[R] ideal for a wide variety of markets. In August, 2002 the Company acquired 547 LinkMates[R] and spare parts from our manufacturer in exchange for 338,718 shares of Company Common Stock. The LinkMates[R] and spare parts will result in an inventory valued at $338,718. The LinkMate[R] is currently being sold through the Company's web site at www.linkplus.com. The LinkMate[R] is currently priced at $495 each.


TELEPHONE DIALING CONVERTER. The Telephone Dialing Converter (TDC) is another of the Company's products. It is designed to interconnect telephone systems that may be separated by long distances using standard HF radio equipment. It may be used in fixed, mobile, and airborne applications. The Company has sold over 100 telephone dialing converters to the Federal Emergency Management Agency (FEMA) at a cost of over $600,000. FEMA uses this product in conjunction with the Company's Lincompex product in all their emergency stations and vehicles in the United States. Currently, the Company is anticipating an order for 30 units from Harris Corp. for deployment internationally. The current version of the TDC was developed at an estimated cost of $100,000. The TDC is currently priced at $6,050 each.

LINKPLUS[R] MILITARY HANDSET. We are currently designing a military handset with Johns Hopkins University/Applied Physics Laboratory (JHU/APL) and Sonetronics, a small manufacturer of military handsets. Sonetronics provides 60% of the handsets for the U.S. and Israeli militaries. The LinkPlus[R] handset is being designed to fit the majority of man-pack radios in use worldwide. JHU/APL is doing the design and development of the Handset. The cost of the design and development is estimated to be about $50,000 of which about $10,000 has been expended thus far. Prototypes are scheduled for testing in the third quarter 2003. The first production run should be completed in the forth quarter 2003 with full commercialization in the first quarter 2004. The Handset will be priced at about $350 each.

LinkPlus[R] Products Life Span
------------------------------

Lincompex products have been sold in various models since the 1960's due to the fact that Lincompex technology is applicable to a wide range of communications signals. The Company's Lincompex products, namely, ChipSet, Lincompex Card, CypherPex Card, LinkMate, and Handset are essentially the LinkPlus[R] Software in different packages. Each of these products has been designed to satisfy a particular market. and, in their current form, should be applicable to their respective markets for at least another 10 years. Periodic updates of the software may be necessary to satisfy customer needs, however, the physical package should remain the same with minor alterations.

Licensing
---------

U.S GOVERNMENT. In 1999, the Company executed a Patent Licensing Agreement with the U.S. Government. The Agreement signed by officials of both the U.S. Army and U.S. Air Force will pay us royalties until 2009 for all radios used by the Government that use LinkPlus[R] technology, including Foreign Military Sales. Royalties are presently paid on a quarterly basis. Through September 30, 2002 we have received royalties totaling $210,249.50.

Competition
-----------

LinkPlus[R] technology represents an innovative redesign of complex and very expensive telephone signal enhancing systems developed for the British Post Office in the early 1960's by AT&T and ITT. To our knowledge, we are the only company remaining in the field of Lincompex technology. Over the years our continuous miniaturization, improvements, and patents have reduced the threat of significant competition. We have extensive patent protection designed to prevent others from "designing around" any one patent.

Until recently Lincompex systems were not competitive with existing compression technology which generally increases the power of each voice syllable by a fixed ratio, usually 2 to 1( see below). While Lincompex increases the power of nearly all the syllables to the maximum of the transmitter, until recently the cost and size of the Lincompex equipment had made Lincompex non-competitive. However, our Company now makes the Lincompex technology available as software operated through miniaturized multi-functional digital communications devices. This improves the quality of voice, data and video communications over both wired and wireless networks. We recently achieved significant improvement in product design, reducing the manufacturing cost of the communications equipment by a factor of 1,000, power requirements by a factor of 1,000 and unit size by a factor of 10,000. The results are now embodied in the most recent version of our LinkPlus[R] ChipSet.

A competitive technology for compressing voice that we are aware of is compandor technology. Compandors have been used by the telephone industry for many years to enhance speech over the telephone network. To some extent, compandors are also used in cordless phones to increase the signal-to-noise ratio. In some respects Lincompex technology is the first cousin to compandors. Whereas compandors increase the power of each voice syllable by a fixed ratio, usually 2 to 1, Lincompex increases the power of nearly all the syllables to the maximum of the transmitter. For example, if a compandor is used with a 100 watt transmitter and a syllable is 10 watts, it will compress the syllable to 20 watts. Where as, the Lincompex will compress the syllable to 100 watts.

Marketing Strategy
------------------

LinkPlus[R] technology improves or enhances a wide range of communications signals including: voice, data, and video; wired; or wireless. We are developing a suite of products using LinkPlus[R] technology which can succeed in a wide variety of communications signal markets. These products include components designed to be installed inside a customer's product: the LinkPlus[R] Software; LinkPlus[R] ChipSet, Lincompex Card, CypherPex[R] Card and telephone dialing converter. Also the LinkMate[R], which is a stand-alone product designed to connect outside to a customers product via cables; and LinkPlus[R] HandSet which houses LinkPlus[R] components and is intended to connect outside to a man-pack radio.

HARDWARE MANUFACTURERS. Over the years we have sold products incorporating LinkPlus[R] technology to a variety of manufacturers or their end-user customers either as components or stand-alones. See above under Products. We intend to expand our efforts to sell these products and new ones we develop.

SOFTWARE. We are in the process of developing a marketing plan to license our software to radio and telephone manufacturers. We believe that these manufacturers can easily add the LinkPlus[R] technology to their existing processing systems.

DESIGN-IN MARKET. We plan to approach original equipment manufacturers ("OEM") and end user customers with our capability to custom design solutions using the LinkPlus[R] technology and our existing component product line, as described below.

OEMs. The design-in OEM market was our initial target market. It includes approximately 60 worldwide manufacturers of which the top 15 control two-thirds of the market. The largest players include Japan Radio Company, Rockwell International, Harris Corporation, Motorola, Hughes Aircraft, Bendix Corporation, Loral Corporation, Racal Communications (UK), GEC Plessey/Marconi
(UK), Thomson CSF (France), Siemens (Germany), Telefunken (Germany), Ericsson (Sweden), and Tadiran (Israel).

END-USER MARKETING. Original equipment manufacturers ( OEMs ) manufacture products for end-user customers, such as governments, military, police, and commercial users, such as taxis, aircraft, watercraft, etc. End-User marketing is necessary because even though OEMs are our customers, the OEM's customer is the end-user. The majority of radios and telephones are designed and manufactured by the OEM to end-user specifications. Therefore, the end-users are the pro- active elements in the marketplace while the OEMs are largely reactive. Also, if the end-user is convinced on the value of using our products, then the end-user will specify our products and/or technology and will generally pay for the design and integration.

Our end-user marketing program has had good results for earlier versions of our products, and we believe that this should continue for current and future produces. A partial list of end-users who specified our products is as follows:

                            End-User
                            --------

Saudi Arabia
White House Communications Agency
U.S. Army/Air Force
Japanese Defense Forces

In the last 3 years, the U.S. Army/ Air Force, and the Japanese Defense Forces each have accounted for 10% or more of annual sales. The Company has provided Harris Corporation with a quotation for 30 Telephone Dialing Converters for Saudi Arabia. Link Plus technology is currently mandatory for all H.F. radios for the White House Communications Agency (WHCA), therefore, future WHCA radios must have the technology installed.

In some cases the end-user has directly purchased our products. These customers include the Federal Aviation Administration, Federal Emergency Management Agency, U.S. Air Force, U.S. Navy, etc.

LINKMATE[R] STAND-ALONE MARKET. The LinkMate[R] is presently being sold as a retail product by mail or via the Internet . We are developing an advertising campaign to direct potential customers to the Internet for purchases. The customers include the Following:

     Market                                Market Size
     ------                                -----------

     Amateur Radio                           2,600,000
     Commercial Ships & Fishing Fleets       1,000,000
     Commercial Aviation                       200,000
     China Market                              500,000
     Worldwide Commercial                    1,200,000
                                           -----------
     Total                                   5,500,000


Intellectual Property Protection
--------------------------------

Our proprietary technology is protected on a continuing basis by various means. These include patents, copyrights, trademarks and the Semiconductor Chip Protection Act. When desirable and necessary, certain aspects of the proprietary technology are retained as trade secrets. A brief summary of each is discussed below.

LINK PLUS PATENT PORTFOLIO. We realize that it is possible to "design around" a patent. However, it is difficult to design around a multiplicity of patents, particularly if the subject matter is very complex. Hence, we have developed a "portfolio" of patent protection to safeguard our intellectual property. This portfolio consists of over 11 LinkPlus U.S. patents and corresponding foreign patents, providing an umbrella of intellectual property protection. This is an ongoing process as some applications are still pending and even more are presently in various stages of preparation.

Our patents are summarized as follows:

* On June 12, 1989, a patent was issued by the U.S. Patent Office to the Company that uses digital signal processing (DSP) technology to implement Lincompex in a 100 percent digital design. This was U.S. Patent 4,839,906. This patent is implemented in all the Company's Lincompex products including: Software; ChipSet; Lincompex Card; CypherPex Card and LinkMate. It expires May 20, 2008.

* On September 19, 1989, U.S. Patent 4,868,861 was issued for a trunk (telephone) dialing converter. In the radiotelephone market, Lincompex is often sold in conjunction with a trunk dialing converter. This device allows for the remote access of a telephone trunk via high frequency radio. The international standard for trunk dialing converters is CCIR Recommendation 480. The Company developed a novel method of implementing this standard as disclosed by the patent and has sold the product as the Model 3000 Dialing Converter. Over $750,000 of these devices have been sold in conjunction with the Company's Lincompex products. The Model 3000 has been discontinued as a separate product. A new chip implementing this technology will be developed in the future. A second telephone dialing converter patent was issued on June 4, 1991, U.S. Patent 5,022,055. These patents are currently implemented in the Company's Model 1110 Series. Patent 4,868,861 expires September 19, 2006, and Patent 5,022,055 expires June 4, 2008.

* On March 6, 1990, U.S. Patent 4,907,217 was issued for the world's first application of Lincompex technology to data communications. This patent discloses a method to increase the signal-to-noise ratio of parallel tone data communications. Parallel tone or multi-tone data modems are extensively used in the transmission of high-speed data, low speed teletype, facsimile, and digitized secure voice. Due to the large and growing use of data communications, this patent could prove to be one of the most valuable of the portfolio. The implementation of this patent would require, primarily, software development that would then be implemented in a new ChipSet. Currently, this patent is not implemented in any product. It expires March 6, 2007.

* On July 24, 1990, U.S. Patent 4,944,024 was issued. This patent discloses a method for providing complete silence across an HF communications link for the first time. One of the major drawbacks of radio communications has been eliminated by this patent. This drawback is the constant noise associated with radio communications when no one is talking. This feature was implemented in the ChipSet and is called Autosilence. Autosilence has been widely accepted by the radio marketplace. This patent is implemented in all the Company's Lincompex products. It expires February 2, 2009.

* On October 15, 1991, U.S. Patent 5,058,202 was issued. This patent is the first application of Lincompex technology to frequency modulated
        (FM) signals. Currently, this patent is not implemented in any product. It expires October 15, 2008.

* On November 12, 1991, U.S. Patent 5,065,451 was issued. This patent discloses a method to eliminate frequency error across a radio link using LinkPlus[R] technology. This feature is called Autocalibrate. Autocalibrate enhances voice and data communications and improves dual-tone multifrequency dialing (telephone touch tone) across an HF radio link. This patent is implemented in all the Company's Lincompex products. It expires June 9, 2009.

* On March 10, 1992, U.S. Patent 5,095,539 was issued. This patent is important because it involves the amplitude modulation of the Lincompex control tone that is crucial to the optimization of the data and FM LinkPlus[R] technologies. Currently, this patent is not implemented in any product. It expires March 10, 2009.

* On September 26, 1995, U.S. Patent 5,454,010 was issued. This patent discloses the extension of the LinkPlus[R] technology to spread spectrum communications systems. Originally pioneered for the military, spread spectrum techniques offer low transmission density per hertz, interference rejection, and simultaneous multiple system transmission over the same frequency bandwidth. Spread spectrum technology is becoming pervasive in a number of high growth market niches including cellular, global positioning systems (GPS), PCS, wireless local area networks, and cordless phones. Currently, this patent is not implemented in any product. It expires April 28, 2014.

* On February 27, 1996, U.S. Patent 5,495,468 was issued. This patent discloses a system and method for transmitting multiple signals over a single communication channel using Lincompex techniques. Currently, this patent is not implemented in any product. It expires June 10, 2014. An Israeli patent was allowed to lapse, but may be revived at some future time.

* On May 25, 1999, U.S. Patent 5,907,584 was issued for the first invention which applies LinkPlus[R] technology to broadcast communications. In fact, this is the first Lincompex that does not have a separate audible control tone, but instead uses angle modulation of the base-band signal to convey needed information from the transmitter to the receiver. Currently, this patent has not been implemented in any product. It expires November 14, 2015.

Currently we are preparing 7 new patent applications for inventions in the following areas: very high speed digital subscriber line (VDSL); digital cellular telephone; broadcast communications; echo cancellation; video communications; dual multi-tone (DMT) signals used in digital video and digital voice; automatic Lincompex demodulation between Lincompex and non-Lincompex Signals; calibrate signaling; and; Intra-syllable Noise Reduction.

TRADE SECRET LAW. In addition to patent and trademark protection, we can rely on "trade secret" protection in the areas of engineering development data, manufacturing processes, test data, undisclosed software and know-how. The patents covering LinkPlus are broad and, in some cases, conceptual. Like most patents, a tremendous amount of know-how, time and expense is required to reduce the invention disclosed in the patent to practice, i.e., actually to make a new and useful product to be sold commercially. The Company has incurred considerable time and expense developing its products, such as the LinkPlus[R] ChipSet, Lincompex Card, CypherPex[R] Card, and the LinkMate[R]. This time and expense has generated drawings, processes, software, firmware, hardware and considerable know-how, without which LinkPlus[R] products could not be produced. This information can be protected as "trade secrets" in addition to, and in some cases lieu of, other forms of intellectual property protection. In today's dollars, it would require a competitor an inordinate amount of investment to generate the required data to build LinkPlus products with the additional expense of trying to design around the the Company patents. We believe that today, with the protection we have, the only prudent approach by a would-be competitor is either to license the technology or to purchase the product.

TRADEMARKS. The Company registered the LinkPlus[R] name in 1990 and also has trademark protection for the LinkMate[R] product and the CypherPex[R] Card, which is and/or will be marketed commercially throughout the world.

COPYRIGHT. Copyright law protects the Company's software. Computer programs and data bases embodied in machine readable copies, such as magnetic tape or disks, punch cards, semiconductor chip products, or the like are considered a published form of data which is subject to the copyright laws, even though a machine or device is required to read the program. The software or "source code" for the ChipSet is copyrighted. Subsequent software changes may be copyrighted by amendment. Therefore, if a LinkPlus program is "dumped" and thereafter used to implement LinkPlus by a computer the copyright law is violated.

Personnel
---------

At September 30, 2002, we had 3 full-time employees, and 7 part-time employees. The Company has an outsourcing plan allowing for minimum in-house personnel. For example, as stated previously, the R&D is outsourced to various entities primarily Johns Hopkins University; the manufacturing is done by contract manufacturers; international marketing and sales is contracted to entities having a unique knowledge of each country in which our products are marketed. The Company has estimated that to fulfill its business plan the in-house personnel will increase to about 30 people in the next five years.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Company's Financial Statements and Notes thereto, included elsewhere.

FORWARD LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included herein that address activities, events or developments that the Company expects, believes, estimates, plans, intends, projects or anticipates will or may occur in the future, are forward-looking statements. Actual events may differ materially from those anticipated in the forward-looking statements. Important risks that may cause such a difference include: general domestic and international economic business conditions, increased competition in the Company's markets and products. Other factors may include, availability and terms of capital, and/or increases in operating and supply costs. Market acceptance of existing and new products, rapid technological changes, availability of qualified personnel also could be factors. Changes in the Company's business strategies and development plans and changes in government regulation could adversely affect the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. There can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company that the objectives and expectations of the Company would be achieved.

OVERVIEW

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, included elsewhere.

Description of the Company
--------------------------

The Company's financial condition is the result of a restructuring of the Company from primarily a U. S. government contractor to a high technology company based on linked compressor and expander (Lincompex) technology. This restructuring began in 1988 using the profits of the Company, outside investment, and a strategic partnership with TRW, Inc. to finance the research and development (R&D) of products based on Lincompex technology. This R&D is culminated in 2002 with the completion of the ChipSet . This lengthy R&D effort resulted in a steady decrease in revenue as U.S. government contracts decreased and few products were completed for sale to generate additional revenue.


REVENUES

Year Ended March 31, 2002 and 2001
----------------------------------

The Company's total revenues were $ 38,391 for the year ended March 31, 2002 compared to $ 27,918 for the same period ended March 31, 2001, an increase of $ 10,473. The increase is a result of increased royalty payments resulting from the Company's Patent License and Release SRLA with the U.S. Government, and the beginning of sales for the Company's LinkMate product.

Six Months Ended September 30, 2002 and 2001
--------------------------------------------

The Company's revenues were $17,474 for the six month period ended September 30, 2002 compared to $17,451 for the same period ended September 30, 2001, an increase of $23. This increase was the result of an increase in royalty sales with the U.S. Government, offset by a decrease in product sales.

COSTS AND EXPENSES

Year Ended March 31, 2002 and 2001
----------------------------------

The Company's selling, general and administrative expenses for the year ended March 31, 2002 was $1,212,274 compared to $1,127,855 for the same period ended March 31, 2001, an increase of $ 84,419. This increase was due to an increase in board of directors' fees and professional service fees. Due to a lack of cash, the board of directors and some professional services were paid in company stock at $1.00 per share. Initially, the board compensation was $ 6,000 or 6,000 shares per year. Effective November 1, 2000, the price per share pursuant to any private placement was raised to $2.50 from $1.00. The effect on the board was a reduction of compensation to 1,000 shares per year. To partly compensate for this reduction, the board's compensation was raised to $10,000 or 1,000 shares per year. Research and development expense for the year ending March 31, 2002 was $356,004, compared to $0 for the year ending March 31, 2001. The Company did not take on any research and development activities in 2001. Overall, due primarily to the research and development cost, the loss from operations increased $328,039 for the year ended March 31, 2002 compared to March 31, 2001.


Six Months Ended September 30, 2002 and 2001
--------------------------------------------


The Company's selling, general and administrative expenses for the six month period ended September 30, 2002 was $827,015 compared to $348,370 for the same period ended September 30, 2001, an increase of $478,645. This increase was due to an increase in common stock issued for compensation of $180,799, board of directors' fees of $54,167, services of $152,286, $20,000 loan incentive and professional service fees associated with the filing of the Company's registration statement of $71,393.


LIQUIDITY AND CAPITAL RESOURCES


As of September 30, 2002, we had a working capital deficit of $1,921,852. As a result of the Company's operating loss of $809,617 for the six months ended September 30, 2002, the Company generated a cash flow deficit of $217,722 from operating activities, adjusted principally for the value of common stock issued to consultants and employees for services, and previously incurred debt in the amount of $826,612. The Company invested $3,319 in furniture, equipment, and leasehold improvements utilized in its operations. We met our cash requirements during this period through the private placement of $207,786 of common stock and loan proceeds of $29,847. The Company also issued its common stock and warrants valued at $338,718 for inventory to be used in operations.



The Company has issued shares of its common stock from time to time in the past to satisfy certain obligations, and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company.

While the Company has raised the capital necessary to meet its working capital and financing needs in the past, additional financing is required in order to meet current and projected cash flow deficits from operations and development. The Company is seeking financing in the form of equity in order to provide the necessary working capital. The Company currently has no commitments for financing. There is no guarantee that the Company will be successful in raising the funds required.

As the Company continues to expand, the Company will incur additional costs for personnel. In order for the Company to attract and retain quality personnel, management anticipates it will have to offer competitive salaries, issue common stock to consultants and employees, and grant Company stock options to current and future employees.

In prior periods, the Company has borrowed funds from significant shareholders of the Company to satisfy certain obligations. There are no assurances that the Company will be able to borrow funds from significant shareholders of the Company in the future.

The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are in the United States and there are no seasonal aspects that would have a material adverse effect on the Company's financial condition or results of operations.

The independent auditors report on the Company's March 31, 2002 financial statements included in the Company's Annual Report on Form 10SB states that the Company's recurring losses and defaults under its debt obligations raise substantial doubts about the Company's ability to continue as a going concern.

Recent Accounting Pronouncements
--------------------------------

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No.
141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 had no material impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write- downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective January 1, 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1,2002. The adoption of SFAS No. 144 had no material impact on Company's consolidated financial statements.


RISK FACTORS

In addition to the other information contained herein, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. Each of the following factors may have a material adverse effect on our operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.

Development Stage Company
-------------------------

We are a development stage company with no significant operating history upon which an investor can evaluate its business and prospects. Investors must consider the risks and uncertainties frequently encountered by development stage companies like the Company in the evolving telecommunications market. If the Company is unsuccessful in addressing these risks and uncertainties, the Company's business will be seriously harmed.



The Company began operations in 1975 and has experienced losses from operations since inception. Our present financial condition reflects our past concentration on R&D and lack of product sales. We had an accumulated deficit of $12,402,400 as of September 30, 2002 with negative shareholders equity of $2,118,609. As of that date the Company had accounts payable of $1,049,733 and total current liabilities of $2,277,789, of which $357,138 represented demand notes held by investors. As of that date the Company had estimated loss carry-forwards for tax purposes of $12,402,400. To fund our deficits we have basically been dependent on a flow of cash investments, including cash from existing shareholders, officers and directors. During the fiscal year ended March 31, 2001 we issued Common Stock and demand notes for $116,750 in cash. During the fiscal year ended March 31, 2002 we issued Common Stock and demand notes for $75,475 in cash. During the six months ended September 30, 2002 we issued Common Stock and notes for $237,633 in cash. The Company anticipates that it will continue to incur net losses in the year 2003. The Company will continue to incur substantial costs related to its continued growth. There can be no assurance that the Company will achieve targeted levels of growth or profitability in the future. The foregoing conditions among others may indicate that we will be unable to continue as a going concern for a reasonable period of time. See Management's Discussion and Analysis of Financial Condition and Results of Operations.



Limited Capital Resources
-------------------------

The Company has experienced recurring losses from operations since its inception and has limited resources. The Company has historically relied upon equity and debt financings to fund its operations because its internally generated cash flows from operations have historically been, and continue to be, insufficient for its cash needs. Because of its limited resources, the viability of the Company is dependent upon its ability to quickly raise sufficient capital to meet its cash requirements. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the accompanying Independent Auditors' Report states that the Company has incurred significant losses in the past and continues to have negative working capital and that these conditions can cause doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is in the process of attempting to raise additional capital through interim financing. Since commencing these efforts in April 1998, the Company has managed to raise over $5,000,000. However, there is no assurance that the Company will be successful in obtaining the funds it needs to continue.

Dependence on Intellectual Property Rights
------------------------------------------

Our success is largely dependent on our intellectual property rights. While we believe that we have developed adequate patent protection for most of our developed technology, effective protection may not be available for all our rights. There can be no assurance that our patents will provide adequate protection for the underlying technology or that our licensing arrangements will permit us to execute fully our plans to develop that technology. Any inability to adequately protect its rights to technology could seriously harm our business. In addition, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could negatively affect our business.

We have a limited number of products in development. Developing additional products requires a substantial investment of time and money. Without substantial additional financing the Company does not expect to be in a position to sell additional products. As a result, the Company's success is largely dependent on generating licensing revenue. If the Company is not successful in obtaining financing or in generating licensing revenue, the Company's business will be seriously harmed.

Regulation
----------

While the Lincompex technology is not directly subject to regulation and not restricted under export or technology control prohibitions, many of our customers and applications are in regulated businesses or product lines, falling under telecommunications, government contracting or other regulatory restrictions. The existence of these restrictions can have an adverse effect on the timing, availability and costs of producing and marketing our products, delaying or making uneconomic many of the profit opportunities inherent in what we have to offer.

Potential Reduction in Research and Development
-----------------------------------------------

We may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts if we fail to obtain additional funding that may be required to satisfy our future capital expenditure needs.

We plan to continue to spend substantial funds to continue our research and development activities and to expand sales and marketing efforts. Future liquidity and capital requirements will depend upon numerous factors, including actions relating to the cost and timing of research and development and sales and marketing activities, the extent to which our products gain market acceptance and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts.

Integration of Alliances
------------------------

A material element of our growth strategy is to expand its existing business through strategic alliances.

The Company may be unsuccessful in integrating acquired products and businesses. The Company is continuously evaluating alliances and external investments in technologies related to its business, and has already entered into certain strategic alliances and has formed strategic partnerships with related technology entities. Acquisitions of companies, divisions of companies, or products and alliances and strategic investments entail numerous risks, including:

* inability to successfully integrate acquired operations and products or to realize anticipated synergies, economies of scale, or other value;

*       diversion of management's attention;

*       loss of key employees; and

* inability to recover strategic investments in development stage entities.

Any such problems could seriously harm the Company's business. No assurances can be given that the Company will not incur problems from current or future alliances, acquisitions, or investments. Furthermore, there can be no assurance that the Company will realize value from any such strategic alliances, acquisitions, or investments.

Our strategic alliance with Johns Hopkins University is expected to allow us to compete effectively in the telecommunications systems business. This business involves rapidly changing technology and our management team has limited experience in product sales. The anticipated benefits of the Johns Hopkins arrangement may not materialize.

Highly Competitive Business
---------------------------

We understand that competition in the telecommunications industry in general, and in the new and existing markets served by us in particular, is intense and likely to increase substantially. The Company's ability to compete successfully in the future will depend on several factors, including:

* the cost effectiveness, quality, price, service and market acceptance of our products;

* our response to the entry of new competitors or the introduction of new products by the Company's competitors;

* our ability to keep pace with changing technology and customer requirements;

*       timely development or acquisition of new or enhanced products;
        and

* the timing of new product introductions by the Company or its competitors.

The Company believes that while the Company has few direct competitors in the Lincompex technology field many of the Company's potential competitors are more established than the Company and have greater financial, manufacturing, technical and marketing resources. Furthermore, the Company expects these potential competitors to continually improve their design and manufacturing capabilities and to introduce new products and services with enhanced performance characteristics and/or lower prices. This competitive environment could result in significant price reductions or the loss of orders from potential customers which could seriously harm the Company's business.

Dependence on Key Personnel
---------------------------

Our success is largely dependent on the skills, experience and performance of certain key members of its management, including particularly Don Kolasch, our President and Bob Jones, our Chief Executive Officer. The loss of the services of any key employee could have a material adverse effect on the our business, financial condition, results of operations and cash flows. The Company has not entered into employment agreements with any of its other employees. Such employment agreements are terminable only upon death, disability or for cause, including resignation. Upon termination for any reason other than disability or for cause, the executive is entitled to severance pay. Our future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

Adverse Effects of Large Stock Issuances
----------------------------------------

As of September 30, 2002, the Company had 19,771,098 outstanding shares of common stock, 2,782,008 outstanding options and 1,755,636 outstanding warrants. Except for (1) 13,564,932 shares of common stock (including 7,687,092 shares held by affiliates), and (2) all of the outstanding options and warrants, all of these securities are freely tradeable. The holders of a majority of the remaining securities may request to have the resale of their shares registered under the Securities Act of 1933, and should that happen, such shares would become freely tradeable during the early months of 2003. The Company's Common Stock price is vulnerable to potential sales by these shareholders of substantial amounts of Common Stock in the public market.

The SRLA with Johns Hopkins will dilute the ownership of the Company's existing stockholders. Based on the shares outstanding as of September 30, 2003, the Company has issued approximately 2% of its Common Stock to Johns Hopkins and expects to issue over 4% in the future. This arrangement will dilute the percentage ownership held by the Company's stockholders when compared to such ownership prior to the arrangement.

No predictions can be made of the effect, if any, that the sale or availability for sale of additional shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

Over-the-Counter Market; Penny Stock Trading Rules
--------------------------------------------------

Upon effectiveness of the Form 10SB, the Company's Common Stock will be traded in the over-the-counter market and may be subject to the "penny stock" trading rules. The over-the-counter market is characterized as volatile in that securities traded in such market are subject to substantial and sudden price increases and decreases and at times price (bid and asked) information for such securities may not be available. In addition, when there is a limited number of market makers (a dealer holding itself out as ready to buy and sell the securities on a regular basis), there is a risk that the dealer or group of dealers may control the market in the security and set prices that are not based on competitive forces and the available offered price may be substantially below the quoted bid price.

The "penny stock" trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in such equity securities of the Company, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Common Stock by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules. Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Common Stock and the ability of a holder to resell the Company's equity securities.

Lack of Dividends
-----------------

The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain profits, if any, to fund growth and expansion. See "Dividend Policy."

Plan of Operation
-----------------

Given the Company's history of operating losses and accumulated deficit, the following is a plan of operation, which if successful, would allow the Company to reach break-even and profitable operations. The specific financing steps necessary to achieve this goal is also discussed.

INCREASED PRODUCT SALES. The Company plans to increase its marketing efforts with current customers to persuade them to increase their purchases of current products such as the ChipSet, LinkMates and Telephone Dialing Converters. This can be accomplished without an appreciable increase in marketing staff. Acquiring, future customers will require advertising and travel for which could be financed, in part, by revenues generated by product sales to current customers and parts of the plan to follow.

PATENT AND SOFTWARE LICENSING. Currently, the Company is receiving quarterly royalties pursuant to the Patent Licensing and Release Agreement with the U.S. Government. The Company is actively marketing agencies of the Government to include its technology in additional products used by the Government, and thereby increase this royalty income. The Company is actively pursuing possible patent licensees in the private sector.

For the first time, the Company will actively market its software as a product. Over the years, a number of customers have expressed interest in licensing the source code for Lincompex technology. In 2002, the Company developed the software in a form that will make this easier to accomplish.

JOHNS HOPKINS UNIVERSITY (JHU) - SUBCONTRACTS. In November 2002, the Company received its first subcontract from JHU pursuant to its Strategic Relationship and Licensing Agreement (SRLA) The SRLA provides for up to $1,000,000 in subcontracts each year for 5 years to the Company. The Company is actively marketing JHU to reach this goal.

Financing Requirement
---------------------

The initial goals of the plan to break-even discussed above, require modest financing. The current staff can accomplish most of what is needed. However, more resources than what can be generated by the above will be required. To this end, the Company is anticipating a private placement. Previously, the Company has been successful in obtaining private placement funds in Asia ($500,000 in Hong Kong in 1988 and $2,300,000 in Japan in 1993,95); and over $5,000,000 pursuant to Private Placement Memorandums the first initiated in May 1998 and the second in January 2000. The time frame for this investment is within 180 days.

ITEM 3. DESCRIPTION OF PROPERTY

Due to uncertain expansion plans, the Company allowed its lease for 5000 square feet of office and distribution space at 3470 Ellicott Center Drive, Ellicott City, MD 21043 to expire. Currently, the Company is continuing in the space on a month-to-month basis with minimum monthly payments of $3,224. Rent expense included as a charge to income amounted to $38,688 for the years ended March 31, 2002 and 2001. The Company also leases two automobiles for two corporate officers. Minimum monthly lease payments on the vehicles are $421 and $599 with expiration dates of July 1, 2004 and January 2, 2003, respectively. Auto expense included as a charge to income amounted to $11,740 and $26,706 for the years ended March 31, 2002 and 2001, respectively.

The Company owns all of its electronic test equipment valued, after depreciation, at $0.

Also, the Company has purchased 547 LinkMates[R] and spare parts manufactured by its contract manufacturer for 338,718 shares at $1.00 per share in the Company. The LinkMates[R] and spare parts will result in inventory valued at $338,718, which approximates the fair market value of the goods received.


ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the record ownership of our Common Stock (the Company's only class of stock entitled to vote on general corporate matters) as of September 30, 2002 as to each person or entity who owns more than five percent (5%) of the outstanding shares:

NAME & ADDRESS                     SHARES OWNED          PERCENT OF CLASS
--------------                     ------------          ----------------

Robert L. Jones, Jr.                 7,687,092                38.88%
4933 Snowy Reach
Columbia, MD 21044

William A. McConarty                 1,903,108                 9.62%
10097 Colonial Drive
Ellicott City, MD 21043

Mikiya Nemoto                        1,559,618                 7.89%
1-10-8 Hijirigaoka, Tama City
Tokyo, Japan

Donald C. Kolasch                    1,488,094                 7.53%
6899 McLean Province Circle
Falls Church, VA 22043

All Officers and Directors
As a Group                          10,084,546                51.00%



The following table sets forth the record ownership of our Common Stock (the Company's only class of stock entitled to vote on general corporate matters) as of September 30, 2002 as to (i) each director, (ii) each officer and (iii) all directors and officers as a group.

NAME & TITLE                     SHARES OWNED        OPTIONS    PERCENT OF CLASS
--------------                   ------------        -------    ----------------

Robert L. Jones, Jr.,              7,687,092         400,000          38.88%
Chairman, CEO and Director
Frank M. Hardy                       283,642         300,000           1.43%
Vice Chairman and Director

Donald C. Kolasch                  1,488,094         300,000           7.53%
President and Director

Patricia E. Jones                     30,800         100,000            .16%
 Secretary-Treasurer & Director

Donald F. Dunlap                     416,386         100,000           2.11%
 Director

Anthony K. Sebro                      55,800         100,000            .28%
Director

Gita Shah                             30,800         100,000           .16%
Director

Emmett Paige                          30,300         100,000            .15%
Director

Cavan Taylor                          41,392         100,000            .21%
Director

Fred L. Alexander                     20,300         100,000            .10%
Director

All Officers and Directors
As a Group                        10,084,546       1,700,000          51.00%


The Board of Directors on October 10, 2000 authorized the issuance of options expiring December 31, 2005 to purchase an aggregate of 2,000,000 shares of the Company's Common Stock. The options are intended to be "nonqualified" stock options under the Internal Revenue Code. The options and the underlying shares of Common Stock are subject to restrictions on transfer. To date, none of the options has been exercised.

All remaining Directors
(10 in number) -- 100,000 each. Three directors who received options are no longer on the Company's Board.


They are as follows: Yoshi Hiraga as of March 24, 2002; Robert L. Livingston as of May 31, 2002; and C. Travis Marshall as of June 26, 2002.

The options are intended to be "nonqualified" stock options under the Internal Revenue Code. The options and the underlying shares of Common Stock are subjects to restrictions on transfer. To date, none of the options has been exercised.

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is information regarding our directors and executive officers. All directors and executive officers are elected annually and serve under the By-Laws of the Company until the next election of Directors and until their successors are DULY elected and qualify. The current Directors and Officers as of September 30, 2002 are as follows:

NAME                       AGE      POSITION                TERM
----                       ---      --------                ----

Robert L. Jones, Jr.       59       Chairman/CEO            4/1975 - 2003

Frank M. Hardy             69       Vice Chairman           6/1998 - 2003

Donald C. Kolasch          66       President, Director     6/1997 - 2003

Patricia E. Jones          60       Secretary               4/1975 - 2003

Emmett Paige, Jr.          71       Director                6/1998 - 2003

Donald F. Dunlap           75       Director                5/1988 --2003

Anthony K. Sebro           58       Director                10/1993 - 2003

Gita Shah                  57       Director                3/1996 - 2003

Cavan Taylor               68       Director                11/1998 - 2003

Fred L. Alexander          66       Director                7/1999 - 2003


The Board includes people who have or have has management positions in the industry, government, military, and the professions. Some of these positions include: past and present high level executives for Exxon, TRW, Inc., and OAO Corporation; former U.S. Assistant Secretary of Defense; and professionals in corporate law, intellectual property, accounting and medicine.

The Board of Directors has designated an Audit Committee of the Board of Directors consisting of Frank M. Hardy, Anthony Sebro, and Patricia E. Jones., that will review the scope of accounting audits, review with the independent auditors the corporate accounting practices and policies and recommend to whom reports should be submitted within the Company, review with the independent auditors their final report, review with internal and independent auditors overall accounting and financial controls, and be available to the independent auditors during the year for consultation purposes.

The Board of Directors has also designated a Compensation Committee of the Board of Directors consisting of Donald F. Dunlap, Donald C. Kolasch, and Fred L. Alexander, which will review the performance of senior management, recommend appropriate compensation levels and approve the issuance of stock options pursuant to the Company's stock option plan.

Only one of the Company's directors is on the board of a reporting company, Lt. Gen. Emmett Paige (Retired). Gen. Paige is Chairman of the Board of GTECH Holdings and GTECH Corporation (GTK) is on the New York Stock Exchange.

There is no other employee of the Company expected to make a significant contribution.

Patricia E. Jones, the Company's Secretary/Treasurer, is the spouse of Robert L. Jones, Jr., Chairman, CEO of the Company.

No director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in certain legal proceedings including:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and minor offenses);
(3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Robert L. Jones, Jr. - Chairman/CEO

Mr. Jones has been CEO of the Company from April 1975 to the present.. Mr. Jones has a B.S. Electrical Engineering from Purdue University (1968) and a Juris Doctor degree from George Washington University (1974). His background includes a multiplicity of positions including: Instructor Testing and Measurements - Purdue University, 1968 to 1969; Patent Engineer - Eastman Kodak, 1970 to 1973; and Production Engineer and Salesman - General Electric Co. 1973 to 1975.

Frank M. Hardy - Vice Chairman

Mr. Hardy served 34 years with Exxon Corporation (1956 to 1989) . From 1981 to 1989 he served as President and Chief Operating Officer of Exxon Saudi Arabia, Inc., with responsibility for managing, coordinating, and executing all Exxon activities in Saudi Arabia with consolidated sales of $500 million.

Donald C. Kolasch - President

Mr. Kolasch is also a Director and COO of the Company and General Counsel. Mr. Kolasch has over 40 years experience in as an expert in intellectual property including patents, trademarks, and copyrights. He serve as a Patent Examiner in the U. S. Patent Office (1962 to 1965); Patent Attorney at Xerox Corporation (1965 to 1980); private practice (1980 to 1995). He is a member of bars of New York, District of Columbia, and Virginia, and licensed to practice before the U.S. Court of Federal Claims; the U.S. Patent Office; the U.S. Court of Appeals for the Federal Circuit ; and the U.S. Supreme Court.

Patricia E. Jones - Secretary/Treasurer

Mrs. Jones is a Certified Public Accountant licensed to practice in the State of Maryland. From 1998 to the present she has been Senior Accountant at Providence Hospital in Washington, DC.

Lt. Gen. Emmett Paige, Jr. (Retired) - Director

General Paige served in the U.S. Army from 1947 to 1989. He served in a variety of assignments including: Commanding General U.S. Army Communications and Electronics Command; Commanding General U.S. Army Research and Development Command; and Commanding General U.S Army Information Systems Command. After retirement, from 1993 to 1997, General Paige served as Assistant Secretary of Defense for Command, Control, Communications, and Intelligence.

Donald F. Dunlap - Director

Mr. Dunlap formerly was an official of the U.S. chamber of Commerce with responsibility for southern United States. Also, he was an official of the U.S. Small Business Administration.

Anthony K. Sebro - Director

Mr. Sebro has over 20 years in the area of investments, pension funds, employee benefits, etc. He is President of Titan Investment Corp. and is knowledgeable in Caribbean and Latin American affairs.

Dr.Gita Shah - Director

Dr. Shah is a practicing physician, and an expert in infectious diseases.

Cavan Taylor - Director

Mr. Taylor is a former Senior Partner of Lovells, a prominent British based law firm.

Fred L. Alexander - Director

Mr. Alexander was employed by TRW from 1963 to 1999. He held a number of key management and technical positions. He was Vice

President and Director of Business Development for TRW's Electronic System Group. In this capacity he also served as Chief Executive for TRW LSI Products, Inc., a subsidiary. He was Vice President and General Manager of TRW's Electronics & Technology Division; and Lead Executive for a TRW start up business. He has been a member of the Board of Directors of the Staktek Corporation for the past six years.

ITEM 6: EXECUTIVE COMPENSATION

The following table sets forth the current compensation of (i) the Company's Chief Executive Officer, (ii) the Company's two most highly compensated executive officers other than the CEO and (iii) persons, if any, who would be included except that they were not serving as of December 31, 2001:

                           SUMMARY COMPENSATION TABLE
                           --------------------------

NAME AND TITLE                    YEAR        SALARY         OPTIONS
--------------                    ----       --------        -------


Robert L. Jones, Jr., CEO         2002       $300,000        400,000
Frank M. Hardy, Vice Chairman     2002       $200,000        300,000
Donald C. Kolasch, President      2002       $250,000        300,000


All the above executives were employed on a full-time basis and there are conflicts in the performance of their duties. No bonuses or other compensation was paid. None of the options has been exercised.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Several shareholders, including the CEO and several directors, have advanced funds to the Company for working capital purposes over the period 1991 to the present. These advances are evidenced by demand notes. As of September 30, 2002, the amount due to the shareholders is $333,938. Interest is computed at ten percent per annum. Accrued and unpaid interest due to the shareholders is $275,157 as of September 30, 2002.

There is no transaction during the last two years , or proposed transactions, to which the Company was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director;
(2)any nominee for election as a director; (3) any security holder; and (4) any member of the immediate family ( including spouse, parents, children, siblings, and in-laws) of any of the persons in 1,2 and 3 above.

There are no parent corporations of the Company.

There has been no transactions with promoters.

There has been no material underwriting or commissions upon the sale of securities by the Company where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

There has been transaction involving the purchase or sale of assets by or to the Company otherwise that in the ordinary course of business.

ITEM 8: DESCRIPTION OF SECURITIES

Common Stock
------------

The Company is authorized to issue 50,000,000 shares of Common Stock, $.005 par value per share. As of September 30, 2002 there were 19,771,098 shares of Common Stock issued, held of record by 190 stockholders. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized,validly issued, fully paid and non-assessable.

Stock Options
-------------

During the period 2000 to the present we have issued stock options to purchase Common Stock to our directors, shareholder, and employees. The exercise price is $1.00 per share and the exercise period varies from 4 to 5.2 years. None of the options has been exercised. Options outstanding are summarized as follows:

       Number             Weighted Average
     Outstanding       Contractual Life (Years)
     -----------       ------------------------

          20,000                  5.0
       2,050,000                  5.2
         712,008                 20.0
       ---------                 ----
       2,782,008                  9.0
       =========                 ====


Transactions involving the Company's options issuances are summarized as follows:

     Outstanding at March 31, 2000

       Granted                                   2,070,000
       Exercised                                         -
       Cancelled                                         -
                                                 ---------
     Outstanding at March 31, 2001               2,070,000
                                                 =========

       Granted                                     712,008
       Exercised                                         -
       Cancelled                                         -
                                                 ---------
     Outstanding at March 31, 2002               2,782,008
                                                 =========
       Granted                                           -
       Exercised                                         -
       Cancelled                                         -
                                                 ---------
     Outstanding at September 30, 2002           2,782,008
                                                 =========

Stock Warrants
--------------

During the period 1998 to the present we have issued warrants to purchase Common Stock to our shareholders and employees. The exercise price is $1.00 per share and the exercise period varies from 4 to 20 years. None of the warrants has been exercised. Warrants outstanding are summarized as follows:


       Number             Weighted Average
     Outstanding       Contractual Life (Years)
     -----------       ------------------------

          55,500                  6.0
       1,009,200                  4.0
         690,936                  4.0
       ---------                 ----
       1,755,636                  4.1
       =========                 ====

Transactions involving the Company's warrant issuances are summarized as follows:

     Outstanding at March 31, 2000                 927,100
                                                 =========
       Granted                                     107,600
       Exercised                                         -
       Cancelled                                         -
                                                 ---------
     Outstanding at March 31, 2001               1,034,700
                                                 =========
       Granted                                      30,000
       Exercised                                         -
       Cancelled                                         -
                                                 ---------
     Outstanding at March 31, 2002               1,064,700
                                                 =========
       Granted                                           -
       Exercised                                   690,936
       Cancelled                                         -
                                                 ---------
     Outstanding at September 30, 2002           1,755,636
                                                 =========



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS

Our Common Stock is not currently traded on any market. We intend to request one or more broker dealers to quote and trade our Common Stock on the OTC Bulletin Board at such time as we become a reporting company under Securities and Exchange Commission regulations.

We have not paid any cash dividends on our Common Stock and we anticipate that, for the foreseeable future, earnings, if any, will continue to be retained for use in our business. As of September 30, 2002, the number of record holders of the Company's Common Stock was 190.

ITEM 2. LEGAL PROCEEDINGS

We are subject to legal proceedings and claims, which arise in the ordinary course of our business. Although occasional adverse decisions or settlements may occur, we believe that the final disposition of such matters should not have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

NONE

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the period April 1, 1999 through September 30, 2002 the Company sold the following unregistered securities:


Common Stock
------------

In 2000, the Company issued 749,468 shares of the Company's common stock to employees and members of the Company's Board of Directors in exchange for services provided to the Company. The Company valued the shares issued at approximately $1.00 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $749,468 were charged to income during the year ended March 31, 2000.

In 2000, the Company issued a total of 148,254 shares of common stock in exchange for $148,254 of previously incurred debt.

In 2000, the Company issued 249,500 shares of common stock in exchange for $249,500 in a private placement offering.

In 2001, the Company issued 1,046,208 shares of the Company's common stock to employees and members of the Company's Board of Directors in exchange for services provided to the Company. The Company valued the shares issued at approximately $ 1.07 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 1,121,163 were charged to income during the year ended March 31, 2001.

In 2001, the Company issued a total of 118,576 shares of common stock in exchange for $121,549 of previously incurred debt.

In 2001, the Company issued 82,600 shares of common stock in exchange for $82,600 in a private placement offering.

In 2002, the Company issued 426,414 shares of the Company's common stock to employees and members of the Company's Board of Directors in exchange for services provided to the Company. The Company valued the shares issued at approximately $ 1.77 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 758,075 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 356,004 shares of the Company's common stock to consultants in exchange for research and development services provided to the Company. The Company valued the shares issued at approximately $ 1.00 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 356,004 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 66,450 shares of the Company's common stock to consultants in exchange for professional services provided to the Company. The Company valued the shares issued at approximately $1.65 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 110,075 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 90,000 shares of common stock in exchange for $90,000 of previously accrued interest.


On May 16, 2002, the Company issued 5,000 shares of the Company's common stock at $1.00 per share to a private investor in exchange for $5,000.

In May and June of 2002, the Company received $22,500 from private investors in exchange for subscribing to 22,500 shares of common stock.

On August 26, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $40,000 plus accrued and unpaid interest of $4,334 into 44,334 shares of the Company's common stock. The shares were valued at $1.00 per share, which approximated the fair value of the stock at the time the debt was incurred.

On August 26, 2002, the Company issued 74,266 shares of common stock at $1.00 per share in exchange for previously subscribed shares.

On August 26, 2002, the Company issued 338,718 shares of common stock and 338,718 warrants to purchase shares of the Company's common stock to a third-party supplier in exchange for inventory, spare parts and marketing related services. The shares of the common stock were valued at $1.00 per share, which approximated the fair value of the inventory received. The warrants, which have an exercise price of $1.00 per share and expire on August 29, 2006, were valued at $22,813 using the Black-Scholes pricing model, and approximate the fair value of the marketing services received and charged to operations during the six months ended September 30, 2002.

On August 26, 2002, the Company issued 43,600 shares of common stock in exchange for consulting services. The shares of the common stock were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002, the Company issued 20,000 shares of common stock to loan holders as incentive to issue promissory notes to the Company. The shares were valued at $1.00 per share, which approximated the fair value of the stock at the time the debt was incurred.

On August 26, 2002, the Company issued 763,012shares of common stock in exchange for salaries to officers and board of directors' compensation. The shares were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002 the Company issue106,020 shares of common stock to private investors at $1.00 per share for total proceeds of $106,020.

On August 29, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $3,000 into 3,000 shares of the Company's common stock.

On August 26, 2002, the Company issued 82,434 shares to an officer of the Company for consulting services incurred in 1998 -1999, before becoming an officer of the Company. The shares were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002, the Company issued 26,252 shares to a non-officer employee for pasted due salary. The shares were issued at $1.00 per share.

On August 30, 2002, the Company amended its Articles of Incorporation to increase the number of authorized shares to 50,000,000 shares of common stock at a par value of $0.005 per share.

On September 4, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $10,000 into 10,000 shares of the Company's common stock.

On September 6, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $20,000 into 20,000 shares of the Company's common stock.


On October 1,2002, the Company declared a 2-for-1 stock split on its common stock. All common stock share information has been adjusted retroactively in these unaudited condensed consolidated financial statements for all periods presented.

Warrants
--------

The company issued warrants for an aggregate of 1,755,636 shares to purchase our Common Stock at an exercise price of $1.00 per share, exercisable at varying time periods. Of this total, warrants for 1,064,700 shares were issued from April 1, 1999 to March 31, 2002, and warrants for 690,936 shares were issued from April 1, 2002 to September 30, 2002. None of these warrants has been exercised. See above under Description of Securities.


On October 1,2002, the Company declared a 2-for-1 stock split on its warrants. All warrants information has been adjusted retroactively in these unaudited condensed consolidated financial statements for all periods presented.

Issuance of Securities
----------------------

In issuing the foregoing securities the Company relied on Sections 3 and 4(2) of the Securities Act of 1933 and comparable state law provisions for exemption from the registration requirements of such Act and laws. All sales were made by officers of the Company and no commissions were paid. Each investor was personally known to one or more officers of the Company prior to making the investment and was furnished with information concerning the formation and operations of our Company. Each investor had the opportunity to verify the information supplied. Additionally, we obtained a signed representation from each of the foregoing persons in connection with the issuance of the securities of his or her intent to acquire the securities for the purpose of investment only, and not with a view toward the subsequent distribution thereof. Each of the certificates representing the Common Stock of the Company has been stamped with a legend restricting transfer of the securities represented thereby and we have issued stop transfer instructions to the Transfer Agent for our Common Stock concerning all certificates representing the Common Stock issued in the above-described transaction

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our By-laws provide for indemnification of directors and officers to the full extent provided by law.

Section 242 of the Delaware General Corporation Law permits (and the Company's Certificate of Incorporation and Bylaws, which are incorporated by reference herein) authorize indemnification of directors and officers of the Company and officers and directors of another corporation, partnership, joint venture, trust, or other enterprise who serve at the request of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of the Company or at the request of the Company, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

The circumstances under which indemnification is granted in an action brought on behalf of the Company are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by the Company.

The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.

                           PART F/S

              SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

              FINANCIAL STATEMENTS AND SCHEDULES

                    MARCH 31, 2002 AND 2001

                     LINK PLUS CORPORATION

                    LINK PLUS CORPORATION

                Index to Financial Statements

                                                                 Page

Report of Independent Certified Public Accountants                F-3

Consolidated Balance Sheets at March 31, 2002 and 2001            F-4

Consolidated Statements of Losses for the two years
ended March 31, 2002 and 2001                                     F-5

Consolidated Statements of Deficiency in Stockholders'
Equity for the two years ended March 31, 2002 and 2001            F-6

Consolidated Statements of Cash Flows for the two years
ended March 31, 2002 and 2001                                     F-7

Notes to Consolidated Financial Statements                      F-8-F-21

Condensed Consolidated Balance Sheets at September 30, 2002
(Unaudited) and March 31, 2001 (Audited)                          F-22

Condensed Consolidated Statements of Losses for the six
months ended September 30, 2002 and 2001 (Unaudited)              F-23

Condensed Consolidated Statements of Cash Flows for the
six months ended September 30, 2002 and 2001 (Unaudited)          F-24

Notes to Condensed Consolidated Financial Statements           F-25-F-26

                    RUSSELL BEDFORD STEFANOU MIRCHANDANI, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)

----------------------------------------------------------------------

                                                                Philadelphia, PA



       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Link Plus Corporation
Ellicott City, Maryland

We have audited the accompanying consolidated balance sheets of Link Plus Corporation and its wholly owned subsidiary (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of losses, deficiency in stockholders' equity and cash flows for the years ended March 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Link Plus Corporation as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



      /s/ RUSSELL BEDFORD STEFANOU
             MIRCHANDANI, LLP

Russell Bedford Stefanou Mirchandani, LLP
       Certified Public Accountants





McLean, Virginia
September 20, 2002

                              LINK PLUS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 2002 and 2001

                                                 2002           2001
                                              -----------   ------------
                      ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                 $         -   $          -
    Other Receivables                                 627              -
                                              -----------   ------------
         Total current assets                         627              -

Property, plant and equipment, net of
  accumulated depreciation of
  $487,490 and $487,490 at March 31, 2002
  and 2001, respectively (Note B)                       -              -
                                              -----------   ------------
                                              $       627   $          -
                                              ===========   ============

           LIABILITIES AND DEFICIENCY IN
               STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                          $ 1,059,066   $  1,026,156
    Accrued liabilities (Note C)                1,173,106        957,565
    Notes Payable-Current(Note E)                 427,438        343,300
                                              -----------   ------------
        Total current liabilities               2,659,610      2,327,021

    Deferred Revenue                              200,000        200,000
                                              -----------   ------------
                                                2,859,610      2,527,021
Commitments and contingencies (Notes I)                 -              -


DEFICIENCY IN STOCKHOLDERS' EQUITY (Note F):
    Common stock, $0.005 par value;
      50,000,000 shares authorized,
      18,211,962 and 17,273,094 shares issued
      and outstanding at March 31, 2002 and
      2001, respectively                           91,060         86,365

    Additional paid-in capital                  8,598,782      7,289,322
   Common stock subscribed                         12,000              -
    Accumulated deficit                       (11,560,825)    (9,902,708)
                                              -----------   ------------
       Total deficiency in stockholders'
       equity                                  (2,858,983)    (2,527,021)
                                              -----------   ------------
                                              $       627   $          -
                                              ===========   ============


See accompanying notes to consolidated financial statements

                              LINK PLUS CORPORATION
                        CONSOLIDATED STATEMENTS OF LOSSES
                 FOR THE TWO YEARS ENDED MARCH 31, 2002 AND 2001


                                                  2002          2001
                                              -----------   ------------
REVENUES:
    Product sales                             $     5,226   $          -
    Royalty fees                                   33,165         27,918
                                              -----------   ------------

          Total Revenue                            38,391         27,918


OPERATING EXPENSES:
   Selling, general and administrative          1,212,274      1,127,855
   Research and development                       356,004              -
   Impairment loss                                      -        101,911
                                              -----------   ------------
   Total Operating Expenses                    (1,568,278)    (1,229,766)


                LOSS FROM OPERATIONS           (1,529,887)    (1,201,848)

   Interest (expense), net                       (128,230)       (49,625)
                                              -----------   ------------
Net loss before income taxes                   (1,658,117)    (1,251,473)

Income (taxes) benefit                                  -              -
                                              -----------   ------------
                      NET LOSS                $(1,658,117)  $ (1,251,473)
                                              ===========   ============

Net loss per common share (basic and
  assuming dilution) (see Note D)             $     (0.09)  $      (0.07)
                                              ===========   ============

Weighted average common shares outstanding     17,775,830     16,877,012




See accompanying notes to consolidated financial statements

                      LINK PLUS CORPORATION
       CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS'
      EQUITY FOR THE TWO YEARS ENDED MARCH 31, 2002 AND 2001


                                    Common Stock          Additional         Common          Accumulated
                                Shares        Amount    Paid-In Capital   Stock Subscribed     Deficit           Total
                              ----------   -----------  ---------------   ----------------  -------------    -------------

Balance at March 31, 2000     16,025,710   $    80,128   $ 5,970,247        $        -       $ (8,651,235)    $ (2,600,859)

Issuance of common stock
to employees and Directors
in exchange for services       1,046,208         5,231     1,115,932                 -                  -        1,121,163

Issuance of common stock in
exchange for debt                118,576           593       120,956                 -                  -          121,549

Issuance of common stock for
cash in connection with
private placement                 82,600           413        82,187                 -                  -           82,600

Net Loss                               -             -             -                 -         (1,251,473)      (1,251,473)
                              ----------    ----------   -----------        ----------       ------------     ------------
Balance at March 31, 2001     17,273,094        86,365     7,289,322                 -         (9,902,708)      (2,527,020)
                              ----------    ----------   -----------        ----------       ------------     ------------

Issuance of common stock to
employees and Directors in
exchange for services            426,414         2,132       755,943                 -                  -          758,075

Issuance of common stock in
exchange for services             66,450           332       109,743                 -                  -          110,075

Issuance of common stock in
exchange for debt                 90,000           450        89,550                 -                  -           90,000

Issuance of common stock in
exchange for research
and development services         356,004         1,780       354,224                 -                  -          356,004

Common stock subscribed                -             -             -            12,000                  -           12,000

Net Loss                               -             -             -                 -        (1,658,117)      (1,658,117)
                              ----------    ----------   -----------        ----------       ------------     ------------
Balance at March 31, 2002     18,211,962    $   91,060   $ 8,598,782        $   12,000      $(11,560,825)     $(2,858,983)
                              ==========    ==========   ===========        ==========       ============     ============


See accompanying notes to consolidated financial statements

                              LINK PLUS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

                                                           2002           2001
                                                        -----------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                $(1,658,117)  $ (1,251,473)
Adjustments to reconcile net loss to net
    cash used in operating activities:
    Impairment loss                                               -        101,911
    Common stock issued for employee salaries               660,575      1,031,663
    Common stock issued for board compensation               97,500         89,500
    Common stock issued for debt payment                          -        121,549
    Common stock issued for interest payments                90,000              -
    Common stock issued for professional services           110,075              -
    Common stock issued for research and
      development services                                  356,004              -

INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN:
Prepaid expenses                                                  -          3,244
Other receivables                                              (627)             -
Accounts payable                                             32,910       (450,579)
Accrued liabilities                                         215,541         93,251
Other assets, net                                            37,664          4,088
Deferred revenue                                                  -        200,000
                                                        -----------   ------------
Net cash (used in) provided by
operating activities                                        (58,475)       (56,846)
                                                        -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash (used in) provided by investing
activities                                                        -              -
                                                        -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of loans                                         (17,000)       (63,388)
Proceeds from issuance of loans                              63,475         34,150
Proceeds from issuance of common stock                            -         82,600
Proceeds from common stock subscribed                        12,000              -
                                                        -----------   ------------
Net cash (used in) provided by financing
activities                                                   58,475         53,362
                                                        -----------   ------------

Net increase (decrease) in cash and cash
equivalents                                                       -         (3,484)
   Cash and cash equivalents at beginning of period               -          3,484
                                                        -----------   ------------
   Cash and cash equivalents at end of period           $         -   $          -
                                                        ===========   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest               $         -   $          -
   Cash paid during the year for income taxes                     -              -
Common stock issued for employee compensation               660,575      1,031,663
Common stock issued for board compensation                   97,500         89,500
Common stock issued for debt payment                              -        121,549
Common stock issued for interest payments                    90,000              -
Common stock issued for professional services               110,075              -
Common stock issued for research and development
  services                                                  356,004              -



See accompanying notes to consolidated financial statements

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation
----------------------------------

Link Plus Corporation (the "Company"), was incorporated under the laws of the State of Delaware and is a developer and seller of communication equipment and communication enhancement products.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Link Plus International, Inc. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

Going Concern
-------------

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding the Company's recurring losses or accumulated deficit. See Note L to the consolidated financial statements.

Liquidity
---------

As reflected in the accompanying financial statements, the Company incurred net losses of $1,658,117 and $1,251,473 for the years ended March 31, 2002 and 2001, respectively, and has an accumulated deficit of $11,560,825 as of March 31, 2002. In addition, the Company's current liabilities exceeded its current assets by $2,658,983 as of March 31, 2002.

Revenue Recognition
-------------------

The Company recognizes sales revenue when its product is delivered.

The Company licenses technology used in radios for helicopters to the US Government and receives royalty revenue of $49.50 per radio, paid on a quarterly basis.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Research and Development Costs
------------------------------

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2 ("SFAS 2"), "Accounting for Research and Development Costs. Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Total research and development costs charged to income were $356,004 and $0 for the years ended March 31, 2002 and 2001, respectively.

Property, Plant and Equipment
-----------------------------

Property, plant and equipment are recorded at the cost of purchase and depreciated over their estimated useful lives on a straight-line basis. stimated useful lives of major depreciable assets are as follows:

     Leasehold improvements           5 years
     Furniture and equipment          5 years
     Computer Equipment               5 years


Income Taxes
------------

Deferred income taxes are provided using the asset and liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Long-Lived Assets
-----------------

The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Concentrations of Credit Risk
-----------------------------

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of applicable government mandated insurance limit.

Fair Value of Financial Instruments
-----------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Advertising
-----------

The Company follows the policy of charging the costs of advertising to expenses as incurred. For the years ended March 31, 2002 and 2001, advertising costs were not material to the statement of losses.

Stock Based Compensation
------------------------

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the pro forma disclosure requirements.

Pension Plans and Other Post Employment Benefits
------------------------------------------------

Statement of Financial Accounting Standards No. 132 ("SFAS 132"), Employer's Disclosures about Pension and Other Post Employment Benefits, establishes disclosure requirements regarding pension and post employment obligations. SFAS 132 does not affect the Company as of March 31, 2002 and 2001.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Net Income (Loss) Per Share
---------------------------

The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." Under the provisions of SFAS 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. As the Company had net losses during the periods presented, basic and diluted net income (loss) per share are the same.

Comprehensive Income
--------------------

Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has no items of comprehensive income to report.

Segment Information
-------------------

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1999. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segments.

Reclassifications
-----------------

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements
--------------------------------

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No.
143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 had no material impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective January 1, 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1,2002. The adoption of SFAS No. 144 had no material impact on Company's consolidated financial statements.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE B - PROPERTY, PLANT AND EQUIPMENT

The Company's property, plant and equipment at March 31, 2002 and 2001 consist of the following:

                                 2002              2001
                            -------------      -------------

Furniture & Fixtures        $     435,391      $     435,391
Leasehold Improvements             48,560             48,560
Computer Equipment                  3,539              3,539
                            -------------      -------------
   Total                          487,490            487,490
Accumulated Depreciation         (487,490)          (487,490)
                            -------------      -------------
                            $           -      $           -
                            =============      =============


In March 2001, the Company recognized an impairment charge for idle fixed assets of $101,911 to current period operations.

NOTE C - ACCRUED LIABILITIES

Accrued liabilities at March 31, 2002 and 2001 are as follows:

                                 2002              2001
                            -------------      -------------

Accrued salaries            $     873,369      $     709,620
Accrued expenses                   39,755             28,939
Accrued interest                  259,982            219,006
                            -------------      -------------
Total                       $   1,173,106      $     957,565
                            =============      =============


NOTE D - LOSSES PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share:

                                                   2002              2001
                                               -------------      -------------

Net loss available for common shareholders     $  (1,658,117)     $  (1,251,473)
                                               =============      =============

Basic and fully diluted loss per share         $       (0.09)     $       (0.07)
                                               =============      =============

Weighted average common shares outstanding        17,775,830         16,877,012
                                               =============      =============

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE E - NOTES PAYABLE

Notes payable at March 31, 2002 and 2001 are as follows:


                                                    2002              2001
                                                -------------      -------------

Series of advances unsecured and payable on
demand to Company officer, accrues interest at
10% per annum compounded daily, (see Note K)    $      66,926      $      57,750

Series of advances unsecured and payable on demand to Company employee, accrues interest at 10% per annum compounded daily,
(see Note K)                                                -             28,038

Series of advances unsecured and payable on demand to Company board member and shareholder, accrues interest at 10% per
annum compounded daily, (see Note K)                  180,691            180,691

Series of advances unsecured and payable on
demand to Company shareholder, accrues
interest at 10% per annum, (see Note K)                36,321             36,321

Unsecured note payable on demand to Company
shareholder, accrues interest at 10% per
annum, (see Note K)                                    10,000                  -

Unsecured note payable on demand to Company
shareholder, accrues interest at 10% per
annum, (see Note K)                                    10,000                  -

Unsecured note payable on demand to Company
shareholder, accrues interest at 10%
per annum, (see Note K)                                10,000                  -

Unsecured note payable on demand to Company
shareholder, accrues interest at 10% per
annum, (see Note K)                                    20,000                  -

Unsecured note payable on demand to Company
shareholder, accrues interest at 10% per
annum, (see Note K)                                     3,000                  -

Unsecured note payable on demand to Company
shareholder, accrues interest at 10% per
annum, (see Note K)                                    30,000             30,000

Unsecured note payable on demand, accrues
interest at 10% per annum                               2,000              2,000

Unsecured note payable on demand, accrues
interest at 0% per annum                                7,000              7,000

Unsecured note payable on demand, accrues
interest at 10% per annum                               1,500              1,500

Unsecured note payable on demand, accrues
interest at 10% per annum                              10,000                  -

Unsecured note payable on demand, accrues
interest at 10% per annum (see Note M)                 40,000                  -
                                                -------------      -------------
                                                $     427,438      $     343,300
                                                =============      =============

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE F - CAPITAL STOCK


The Company is authorized to issue 50,000,000 shares of common stock with $0.005 par value per share. As of March 31, 2002 and 2001, the Company has issued and outstanding 18,211,962 and 17,273,094 shares of common stock.

In 2001, the Company issued 1,046,208 shares of the Company's common stock to employees and members of the Company's Board of Directors in exchange for services provided to the Company. The Company valued the shares issued at approximately $1.072 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 1,121,163 were charged to income during the year ended March 31, 2001.

In 2001, the Company issued a total of 118,576 shares of common stock in exchange for $121,549 of previously incurred debt.

In 2001, the Company issued 82,600 shares of common stock in exchange for $82,600 in a private placement offering.

In 2002, the Company issued 426,414 shares of the Company's common stock to employees and members of the Company's Board of Directors in exchange for services provided to the Company. The Company valued the shares issued at approximately $ 1.77 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 758,075 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 356,004 shares of the Company's common stock to consultants in exchange for research and development services provided to the Company. The Company valued the shares issued at approximately $ 1.00 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 356,004 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 66,450 shares of the Company's common stock to consultants in exchange for professional services provided to the Company. The Company valued the shares issued at approximately $ 1.65 per share, which approximated the fair value of the shares issued during the period the services were rendered. The compensation costs of $ 110,075 were charged to income during the year ended March 31, 2002.

In 2002, the Company issued 90,000 shares of common stock in exchange for $90,000 of previously accrued interest.


In 2002, the Company received $12,000 for subscribed common stock (see Note M).

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE G - STOCK OPTIONS AND WARRANTS

Options
-------

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to shareholders and employees at March 31, 2002.


                      Options Outstanding          Options Exercisable
                      --------------------         -------------------
                                  Weighted
                                   Average
                      Number     Contractural     Number      Weighted Average
Exercise prices:   Outstanding   Life (Years)   Exercisable   Exercise Price
----------------   -----------   ------------   -----------   ----------------


     $ 1.00             20,000       5.0             20,000          $ 1.00
     $ 1.00          2,050,000       5.2          2,050,000          $ 1.00
     $ 1.00            712,008      20.0            712,008          $ 1.00
                     ---------      ----          ---------          ------
                     2,782,008       9.0          2,782,008          $ 1.00
                     =========      ====          =========          ======



Transactions involving the Company's options issuances are summarized as follows:


                                        Number       Weighted Average
                                       of shares      Exercise Price
                                       ---------     ----------------

Outstanding at March 31, 2000                  -        $       -
                                       =========        =========

Granted                                2,070,000             1.00
Exercised                                      -                -
Cancelled                                      -                -
                                       ---------        ---------
Outstanding at March 31, 2001          2,070,000        $    1.00
                                       =========        =========

Granted                                  712,008        $    1.00
Exercised                                      -                -
Cancelled                                      -                -
                                       ---------        ---------
Outstanding at March 31, 2002          2,782,008        $    1.00
                                       =========        =========


The weighted-average fair value of stock options granted to shareholders during the years ended March 31, 2002 and 2001 and the weighted-average significant assumptions used to determine those fair values, using a Black-Scholes option pricing model are as follows:

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE G - STOCK OPTIONS AND WARRANTS (continued)


                                                        2002       2001
                                                       ------     ------

Weighted average grant date fair value per share: $ 0.88 $ 0.55 Significant assumptions (weighted-average):
   Risk-free interest rate at grant date                2.92%      6.22%
   Expected stock price volatility                         0%         0%
   Expected dividend payout                                -          -
   Expected option life-years (a)                        9.0        5.2


(a) The expected option life is based on contractual expiration dates.

Warrants
--------

The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company's common stock issued to shareholders and employees at March 31, 2002.

                      Warrants Outstanding         Warrants Exercisable
                      --------------------         --------------------
                                  Weighted
                                   Average
                      Number     Contractural     Number      Weighted Average
Exercise prices:   Outstanding   Life (Years)   Exercisable   Exercise Price
----------------   -----------   ------------   -----------   ----------------


   $ 1.00             55,500         6.0            55,500           $ 1.00
   $ 1.00          1,009,200         4.0         1,009,200           $ 1.00
                   ---------         ---         ---------           ------
                   1,064,700         4.1         1,064,700           $ 1.00
                   =========         ===         =========           ======

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE G - STOCK OPTIONS AND WARRANTS (continued)

Transactions involving the Company's warrant issuances are summarized as follows:

                                        Number       Weighted Average
                                       of shares      Exercise Price
                                       ---------     ----------------

Outstanding at March 31, 2000            927,100        $    1.00
                                       =========        =========
Granted                                  107,600             1.00
Exercised                                      -                -
Cancelled                                      -                -
                                       ---------        ---------
Outstanding at March 31, 2001          1,034,700        $    1.00
                                       =========        =========
Granted                                   30,000             1.00
Exercised                                      -                -
Cancelled                                      -                -
                                       ---------        ---------
Outstanding at March 31, 2002          1,064,700        $    1.00
                                       =========        =========



The weighted-average fair value of stock warrants granted to shareholders during the years ended March 31, 2002 and 2001 and the weighted-average significant assumptions used to determine those fair values, using a Black-Scholes option pricing model are as follows:


                                                 2002             2001
                                              ---------        ---------

Weighted average grant date fair
value per share:                              $    0.22          $  0.44
Significant assumptions (weighted-average):
    Risk-free interest rate at grant date         2.92%            6.22%
    Expected stock price volatility                  0%               0%
    Expected dividend payout                          -                -
    Expected option life-years (a)                  4.1              4.1





(a) The expected warrant life is based on contractual expiration dates.

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a "fair value based method" of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. SFAS No. 123 allows an entity to continue to use the intrinsic value method as defined by APB Opinion No. 25, and management has elected to do so. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. However, entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income as if the fair value based method of accounting had been applied. Accordingly, the Company's pro forma net loss and net loss per share would have been $1,976,346 and $(0.22), respectively in 2002, and $1,849,290 and (0.22) in 2001, respectively.

NOTE H - INCOME TAXES

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At March 31, 2002, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $11,560,825, expiring the year 2022, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized.

Components of deferred tax assets as of March 31, 2002 are as follows:


     Non current:
     Net operating loss carryforward       $ 3,947,000
     Valuation allowance                    (3,947,000)
                                           -----------
     Net deferred tax asset                $         -
                                           ===========

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE I - COMMITMENTS AND CONTINGENCIES

Lease Commitments
-----------------

The Company leases office and distribution space for its corporate offices in Ellicott City, Maryland. As of March 31, 2002, minimum monthly lease payments of $3,224 are payable through August 31, 2002, at which time the lease will convert to a month to month basis. Rent expense included as a charge to income amounted to $38,688 for the years ended March 31, 2002 and 2001.

The Company also leases two automobiles for two corporate officers. Minimum monthly lease payments on the vehicles are $421 and $599 with expiration dates of July 1, 2004 and January 2, 2003, respectively. Auto expense included as a charge to income amounted to $11,740 and $26,706 for the years ended March 31, 2002 and 2001, respectively.

Sales Agreement
---------------

On June 14, 2000, the Company signed a sales agreement with Japan Radio Company, Ltd. ("JRC") to provide the Model No. 4000C chip with the Company's Lincompex software over a period of 13 years. JRC ordered the initial 2000 chips and pre-paid $200,000 to the Company for these chips. As of March 31, 2002 and 2001, the chips have not been delivered to JRC and thus, revenue has been deferred.

License Agreement
-----------------

The Company entered into a Strategic Relationship and License Agreement with The Johns Hopkins University acting through its Applied Physics Laboratory ("JHU/APL") on September 21, 2001. The Company desires to commercially develop, manufacture, use and distribute products and processes embodying the JHU/APL Intellectual Property throughout the world. The Company is required to make a $2,000 annual payment to JHU/APL. In addition, the Company is required to pay JHU/APL a cumulative royalty for each licensed product sold or leased at fifty percent of all sublicense revenues received by the Company. As of March 31, 2002, the Company has not received any sublicense revenues.

Litigation
----------

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE J - MAJOR CUSTOMERS

Revenue from one (1) major customer approximated $33,165 or 86% and $27,918 or 100% of sales for the years ended March 31, 2002 and 2001, respectively.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE K - RELATED PARTY TRANSACTIONS

Several shareholders advanced funds to the Company for working capital purposes. As of March 31, 2002 and 2001, the amount due to the shareholders is $119,321 and $66,321, respectively. Interest is computed at ten percent per annum. Accrued and unpaid interest due to the shareholders is $22,227 and $12,640 as of March 31, 2002 and 2001, respectively (see Note E).

The Company's Chief Executive Officer has advanced funds to the Company for working capital purposes. As of March 31, 2002 and 2001, the amount due to the Company's CEO is $66,926 and $57,750, respectively. Interest is compounded daily at ten percent per annum. Accrued and unpaid interest due to the Company's CEO is $180,108 and $156,899 as of March 31, 2002 and 2001, respectively. No formal repayment terms or arrangements exist at March 31, 2002 (see Note E).

A board member and shareholder of the Company has advanced funds to the Company for working capital purposes. As of March 31, 2002 and 2001, the amount due to the Company's board member and shareholder is $180,691. Interest is compounded daily at ten percent per annum. Accrued and unpaid interest due to the Company's board member and shareholder is $45,465 and $24,029 as of March 31, 2002 and 2001, respectively. No formal repayment terms or arrangements exist at March 31, 2002 (see Note E).


An employee has advanced funds to the Company for working capital purposes in the amount of $28,038. Interest is compounded daily at ten percent per annum. In November 2001, the employee converted the principal and a portion of the unpaid accrued interest, aggregating $22,161 to the Company's common stock (see Note
F). As of March 31, 2002 and 2001, the amount of the previously advanced funds due to the employee is $0 and $28,038. Accrued and unpaid interest due to the employee is $5,838 and $24,776 as of March 31, 2002 and 2001, respectively (see Note E).

NOTE L - GOING CONCERN MATTERS

As reflected in the accompanying consolidated financial statements, the Company incurred net losses of $1,658,117 and $1,251,473 for the year ended March 31, 2002 and 2001, respectively, and has an accumulated deficit of $11,560,825 as of March 31, 2002. In addition, the Company has had negative cash flow from operating activities since inception. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing, marketing and selling of its products and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company's liquidity, the Company is actively pursing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

                              LINK PLUS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2001

NOTE L - GOING CONCERN MATTERS (continued)

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

NOTE M - SUBSEQUENT EVENTS

On May 16, 2002, the Company issued 5,000 shares of the Company's common stock to a private investor in exchange for $5,000.

In May and June of 2002, the Company received $22,500 from private investors in exchange for a subscription of 22,500 shares of common stock.


On August 26, 2002, a shareholder previously holding a loan due from the Company (see Note E) converted the unpaid principal amount of $40,000 plus accrued and unpaid interest of $4,334 into 44,334 shares of the Company's common stock.


On August 26, 2002, the Company issued 35,500 shares of common stock in exchange for previously subscribed shares. On August 26, 2002, the Company issued 338,718 shares of common stock to a supplier in exchange for inventory, spare parts and marketing related services. In connection with this transaction, the Company also issued the supplier 338,718 warrants to purchase shares of the Company's common stock. The warrants have an exercise price of $1.00 per share and expire on August 29, 2006.

On August 29, 2002, a shareholder previously holding a loan due from the Company (see Note E) converted the unpaid principal amount of $3,000 into 3,000 shares of the Company's common stock.

On August 30, 2002, the Company amended its Articles of Incorporation to increase the number of authorized shares to 50,000,000 shares of common stock at a par value of $.005 per share.

On September 4, 2002, a shareholder previously holding a loan due from the Company (see Note E) converted the unpaid principal amount of $10,000 into 10,000 shares of the Company's common stock.

On September 6, 2002, a shareholder previously holding a loan due from the Company (see Note E) converted the unpaid principal amount of $20,000 into 20,000 shares of the Company's common stock.

                              LINK PLUS CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS




                                                                    September 30, 2002    March 31, 2002
                                                                    ------------------    --------------
                               ASSETS                                  (unaudited)         (audited)

CURRENT ASSETS:
    Cash and cash equivalents                                          $     16,592       $         --
    Other receivables                                                           627
                                                                                                   627
    Inventory                                                               338,718                 --
                                                                       ------------       ------------
         Total current assets                                               355,937                627

Property, plant and equipment, net of accumulated depreciation of $487,566 and
$487,490 at September 30, 2002 and March 31, 2002,
respectively                                                                  3,243                 --
                                                                       ------------       ------------
                                                                       $    359,180       $        627
                                                                       ============       ============

          LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable                                                   $  1,049,733       $  1,059,066
    Accrued liabilities                                                     870,918          1,173,106
    Notes payable-current                                                   357,138            427,438
                                                                       ------------       ------------
        Total current liabilities                                         2,277,789          2,659,610

    Deferred revenue                                                        200,000            200,000
                                                                       ------------       ------------
                                                                          2,477,789          2,859,610
    Commitments and contingencies                                                --                 --


DEFICIENCY IN STOCKHOLDERS' EQUITY (NOTE F):
    Common stock, $0.005 par value; 50,000,000 shares authorized, 19,771,098 and
    18,211,962 shares issued and outstanding at
    September 30, 2002 and March 31, 2002, respectively                      98,855             91,060

    Additional paid-in capital                                           10,184,936          8,598,782

    Common stock subscribed                                                      --             12,000
    Accumulated deficit                                                 (12,402,400)       (11,560,825)
                                                                       ------------       ------------
       Total deficiency in stockholders' equity                          (2,118,609)        (2,858,983)
                                                                       ------------       ------------
                                                                       $    359,180       $        627
                                                                       ============       ============




See accompanying footnotes to the unaudited condensed consolidated financial statements

                              LINK PLUS CORPORATION
                   CONDENSED CONSOLIDATED STATEMENTS OF LOSSES
                                   (UNAUDITED)

                                                                  Three Months Ended                   Six Months End
                                                                     September 30,                      September 30,
                                                                 2002             2001              2002              2001
                                                                 ----             ----              ----              ----

REVENUES:
    Product sales                                            $        --       $        --       $        --       $     2,700

    Royalty sales                                                  9,455             8,762            17,474            14,751
                                                             -----------       -----------       -----------       -----------
          Total Revenue                                            9,455             8,762            17,474            17,451


OPERATING EXPENSES:

Selling, general and administrative                              598,259           190,240           827,015           348,370
Depreciation                                                          76                --                76                --
                                                             -----------       -----------       -----------       -----------

Total Operating Expenses                                         598,335           190,240           827,091           348,370

                  LOSS FROM OPERATIONS                          (588,880)         (181,478)         (809,617)         (330,919)

Interest (expense), net                                          (15,087)               85           (31,958)               85
                                                             -----------       -----------       -----------       -----------

Net loss before income taxes                                    (603,967         (181,393)         (841,575)         (330,834)

Income (taxes) benefit                                                --                --                --                --
                                                             -----------       -----------       -----------       -----------
                        NET LOSS                             $  (603,967)      $  (181,393)      $  (841,575)      $  (330,834)
                                                             ===========       ===========       ===========       ===========

Loss Per Common Share (Basic and Assuming Dilution)          $     (0.03)      $     (0.01)      $     (0.05)      $     (0.02)
                                                             ===========       ===========       ===========       ===========


Weighted Average Shares Outstanding (Basic and Diluted)       18,801,336        17,529,014        18,507,898        17,445,380



See accompanying footnotes to the unaudited condensed consolidated financial statements

                              LINK PLUS CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                        Six Months Ended September 30,
                                                                        ------------------------------
                                                                             2002            2001
                                                                             ----            ----


CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                $  (841,575)      $(330,834)
Adjustments to reconcile net loss to net cash used in
   operating activities:
Depreciation                                                                     76              --

Common Stock for Salaries                                                   763,012              --
Common Stock for Services                                                   152,286         356,004
Common for Loan Incentive                                                    20,000              --

INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN:
Accounts payable and accrued liabilities                                   (311,521)          4,062
                                                                        -----------       ---------

Net cash (used in) provided by operating activities                     $  (217,722)         29,232
                                                                        -----------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                         (3,319)             --
                                                                        -----------       ---------
Net cash (used in) provided by investing activities                          (3,319)             --
                                                                        -----------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Loans                                                          29,847              --
Proceeds from common stock subscribed                                        96,766              --
Proceeds from issuance of common stock                                      111,020              --
                                                                        -----------       ---------
Net cash (used in) provided by financing activities                     $   237,633              --
                                                                        -----------       ---------

Net increase in cash and cash equivalents                                    16,592          29,232
   Cash and cash equivalents at beginning of period                              --              --
                                                                        -----------       ---------
   Cash and cash equivalents at end of period                           $    16,592       $  29,232
                                                                        ===========       =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest                                  $       --        $     --
Cash during the year for income tax                                             --              --
Common stock issued for debt & accrued interest                             77,334        $125,065
Common stock issued for inventory                                          338,718              --




See accompanying footnotes to the unaudited condensed consolidated financial statements

                              LINK PLUS COPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

GENERAL
-------

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Rule 310(b) of Regulation S-B, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America for a complete set of financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended March 31, 2003. The unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2002 financial statements and footnotes thereto included in the Company's Securities and Exchange Commission Form 10-SB, as amended.

Business and Basis of Presentation
----------------------------------

Link Plus Corporation (the "Company"), was incorporated under the laws of the State of Delaware and is a developer and seller of communication equipment and communication enhancement products.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Link Plus International, Inc. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

NOTE B - CAPITAL STOCK

On May 16, 2002, the Company issued 5,000 shares of the Company's common stock at $1.00 per share to a private investor in exchange for $5,000.

In May and June of 2002, the Company received $22,500 from private investors in exchange for subscribing to 22,500 shares of common stock.

On August 26, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $40,000 plus accrued and unpaid interest of $4,334 into 44,334 shares of the Company's common stock. The shares were valued at $1.00 per share, which approximated the fair value of the stock at the time the debt was incurred.

On August 26, 2002, the Company issued 74,266 shares of common stock at $1.00 per share in exchange for previously subscribed shares.

                       LINK PLUS COPORATION
    NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

NOTE B - CAPITAL STOCK (CONTINUED)

On August 26, 2002, the Company issued 338,718 shares of common stock and 338,718 warrants to purchase shares of the Company's common stock to a third-party supplier in exchange for inventory, spare parts and marketing related services. The shares of the common stock were valued at $1.00 per share, which approximated the fair value of the inventory received. The warrants, which have an exercise price of $1.00 per share and expire on August 29, 2006, were valued at $22,813 using the Black-Scholes pricing model, and approximate the fair value of the marketing services received and charged to operations during the six months ended September 30, 2002.

On August 26, 2002, the Company issued 43,600 shares of common stock in exchange for consulting services. The shares of the common stock were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002, the Company issued 20,000 shares of common stock to loan holders as incentive to issue promissory notes to the Company. The shares were valued at $1.00 per share, which approximated the fair value of the stock at the time the debt was incurred.

On August 26, 2002, the Company issued 763,012 shares of common stock in exchange for salaries to officers and board of directors' compensation. The shares were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002 the Company issue106,020 shares of common stock to private investors at $1.00 per share for total proceeds of $106,020.

On August 29, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $3,000 into 3,000 shares of the Company's common stock.

On August 26, 2002, the Company issued 82,434 shares to an officer of the Company for consulting services incurred in 1998 -1999, before becoming an officer of the Company. The shares were valued at $1.00 per share, which approximated the fair value of the services rendered.

On August 26, 2002, the Company issued 26,252 shares to a non-officer employee for pasted due salary. The shares were issued at $1.00 per share.

On August 30, 2002, the Company amended its Articles of Incorporation to increase the number of authorized shares to 50,000,000 shares of common stock at a par value of $0.005 per share.

On September 4, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $10,000 into 10,000 shares of the Company's common stock.

On September 6, 2002, a shareholder previously holding a loan due from the Company converted the unpaid principal amount of $20,000 into 20,000 shares of the Company's common stock.


INVENTORIES
-----------

Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventories consist primarily of digital and electronic components available for sale to contract clients and the public.

Components of inventories as of September 30, 2002 are as follows:

Finished goods $338,718

The Company had no inventory as of March 31, 2002.

                                    PART III

ITEMS 1. AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

The following exhibits, as indicated below, are included with this filing:


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a) Exhibits


Exhibit 1.     Underwriting Agreement.  None

Exhibit 2.     Charter and By-Laws

  2.1          Restated Certificate of Incorporation*
  2.2          By-Laws*
  2.3          Specimen of Stock Certificate*

Exhibit 3.     Instruments Defining the Rights of Security Holders.   None

Exhibit 4.     Subscription Agreement.  None

Exhibit 5.     Voting Trust Agreement.  None

Exhibit 6.     Material Contracts

  6.1          U.S. Government - Patent Licensing and Release Agreement*
  6.2          Johns Hopkins University - Strategic Relationship and
               Licensing Agreement*
  6.3          Japan Radio Company - Purchase Contract*
  6.4          Johns Hopkins University - Subcontract Agreement*
  6.5          May Lam - Subscription Agreement*
  6.6          Asahi Telecom Company, Ltd.-Subscription Agreement*

Exhibit 7.     Material Foreign Patents. None

Exhibit 8.     Plan of Acquisition.  None

Exhibit 9.     Escrow Agreement.  None

Exhibit 10.    Consents

  10.1         Consent of Accountants**
  10.2         Consent of Robert L. Jones, Jr., Director**
  10.3         Consent of Donald C. Kolasch, Director**
  10.4         Consent of Frank M. Hardy, Director**
  10.5         Consent of Patricia E. Jones, Director**
  10.6         Consent of Lt. Gen. Emmett Paige, Jr. (Retired), Director**
  10.7         Consent of Donald F. Dunlap, Director**
  10.8         Consent of Anthony K. Sebro, Director**
  10.9         Consent of Gita Shah, Director**
  10.10        Consent of Cavan Taylor, Director**
  10.11        Consent of Fred L. Alexander, Director**

Exhibit  11.   Opinion of Counsel

  11.1         Opinion of Donald C. Kolasch, Esq.**

Exhibit 12.    Sales Material.  None

Exhibit 13.    "Test the Water" Material.  None

Exhibit 14.    Appointment of Agent for Service. None

Exhibit 15.    Additional Exhibits. None

---------
* Previously filed.
** Filed herewith.

(b) Financial Statement Schedules

None.

Schedules not listed above have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 LINK PLUS CORP.
                                    (Company)



                                 By: /s/ Robert L. Jones, Jr.
                                    -----------------------------------
                                    Robert L. Jones, Jr., Chairman, CEO


Date: June 24, 2003